82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 02-15/4132 date 02.06.06 pages incl. cover [redacted]

RECEIVED 2006 JUN -6 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities ar
Office of In 06014137
Corporate Finance Divi...
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Annual Report of OJSC «CenterTelecom» for 2005 (in English), 97 pages;
2. Annual Financial Statements, including Profit and Loss Statement according to the results of 2005 (in English), 8 pages;
3. Explanatory Note to the Annual Financial Statements for 2005 (in English), 76 pages;
4. Information about auditor (in English), 1 page;
5. New edition of the Company's Charter (in English), 42 pages;
6. New edition of the Regulations on the Company's Board of Directors (in English), 8 pages;
7. New edition of the Regulations on the General Meeting of the Company's Shareholders (in English), 19 pages;
8. New edition of the Regulations on the Company's Audit Commission (in English), 12 pages;
9. Explanatory Note about termination of the OJSC «CenterTelecom» participation in non-commercial organizations (in English), 1 page;
10. Information about the contenders for the Board of Directors (in English), 2 pages;
11. Information about the contenders for the Audit Commission (in English), 1 page;
12. Report of the Audit Commission (in English), 5 pages;
13. Auditor's Report on the Financial Statements for 2005 (in English), 5 pages;
14. Company note on General Shareholders Meeting (in English), 2 pages;
15. ADR voting (in English), 1 page;
16. Company note (in English), 2 pages;
17. Information about events that may significantly affect price of securities of the Issuer (two pieces in English and Russian), 2 pages each;
18. News release about financial results of the OJSC «CenterTelecom» activities for Q1 2005 according to the Russian Accounting Standards (in English), 3 pages;

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

General Director S.V. Pridantsev

6/6

82-5198

Voting of ADR holders

In the course of preparation for the Annual General Meeting of Shareholders CenterTelecom interacts with JPMorgan Chase Bank in order to comply with the ADR holders' rights to participate in voting on the General Meeting agenda issues and sends out notices and ballots in English. The results of ADR holder's voting are sent to the custodian bank and taken into consideration when counting votes at the shareholders meeting.

Registered holders of the Company's ADRs (who are on the register of JPMorgan Chase Bank) will receive notice/proxy material via mail.

Beneficial ADR holders, who own the Company's ADRs via financial intermediaries (banks or brokers), should send a notice of intention to participate in voting to the respective financial intermediary. The intermediary of beneficial holder can participate in the proxy voting process (fill in the proxy card) on behalf of the ADR holder. Proxy materials can be requested from JPMorgan Sevice Center and will upon request be distributed to the intermediary by mail/fax.

The proxy cards should be filled in and signed by the registered ADR holder or intermediary (when the company's ADRs are owned via intermediaries). Completed ballots should be sent to JPMorgan Service Center.

The address of JPMorgan Service Center is as follows: P.O. Box 3500, South Hackensack, NJ 07606-3500.
For details call: in the USA and Canada: +1-800-990-1135; others: +1-201-680-6630.

JPMorgan tabulates the voting results and sends them to the custodian bank of the Company's ADR program - ING Bank (Eurasia) (which represents interests of the ADR holders via its subsidiary in Russia – «ING Bank (Eurasia) ZAO»). The custodian bank «ING Bank (Eurasia) ZAO», which in accordance with the Russian legislation as the nominee holder of all ADRs issued by the Company has the right to vote on behalf of the ADR holders, sends the consolidated results of the voting on the issues of the OJSC "CenterTelecom" shareholders meeting agenda.

Information disclosure

In the course of year CenterTelecom regularly informs on its activities by posting information about the Company on the corporate web site (English version) http://www.centertelecom.ru/eng/investor/, also on http://www.adr.com, by mail distribution of the corporate materials and timely submission of all materials, which are subject to disclosure among the participants of the Russian stock-exchange market, to the US Security Exchange Commission (SEC).

82-5198

Open Joint-Stock Company
«Central Telecommunication Company»
Domiciled at: 23 Proletarskaya Street, Khimki, Moscow Region, 141400, Russia.

Dear shareholder!

Please, be advised that the Annual General Meeting of Shareholders of OJSC «CenterTelecom» in the form of joint presence will be held on June 28, 2006 at 11.00 a.m. at the following venue: «President–Hotel», 24 Bolshaya Yakimanka Street, Moscow located near «Polyanka» and «Oktyabrskaya» underground stations.

Registration of shareholders will start on June 28, 2006 at 9.00 a.m. at the following address: «President–Hotel», 24 Bolshaya Yakimanka Street, Moscow

Agenda of the Annual General Meeting of Shareholders:

1. Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Company's Audit Commission.
4. Approval of the Company's auditor for 2006.
5. Approval of a new edition of the Company's Charter.
6. Approval of a new edition of the Regulations on the Company's Board of Directors.
7. Approval of a new edition of the Regulations on the General Meeting of the Company's Shareholders.
8. Approval of a new edition of the Regulations on the Company's Audit Commission.
9. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.
10. About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

The list of persons, who have right to participate in the Annual General Meeting of Shareholders was compiled based on entries in the register of shareholders as of 6.00 p.m., May 12, 2006.

The materials on the issues of the agenda of the Annual General Meeting of Shareholders will be available for review starting with May 27, 2006 at the following addresses:

OJSC «CenterTelecom», 23 Proletarskaya Street, room 111, Khimki, Moscow Region, Russia.
Phone: +7 (495) 572-73-48, 573-33-20;
OJSC «CenterTelecom», 6/2 Degtiarny Per., room 402, Moscow, Russia.
Phone: +7 (495) 793-23-58, 793-23-83, 793-26-54;
Moscow subsidiary of OJSC «CenterTelecom», 29 Narodnogo Opolchenia Street, Building 2, Moscow, Russia.
Phone: +7 (495) 793-22-01;
Belgorod subsidiary of OJSC «CenterTelecom», 3 Sobornaya Square, Belgorod, Russia.
Phone: +7 (4722) 35-03-22;
Bryansk subsidiary of OJSC «CenterTelecom», 9 Karl Marx Square, Bryansk, Russia.
Phone: +7 (4832) 72-15-75;
Vladimir subsidiary of OJSC «CenterTelecom», 42 Gorkogo Street, Vladimir, Russia.
Phone: +7 (4922) 35-33-50;
Voronezh subsidiary of OJSC «CenterTelecom», 35 Revolution Prospekt, Voronezh, Russia.
Phone: +7 (4732) 53-34-73;
Kaluga subsidiary of OJSC «CenterTelecom», 38 Teatralnaya Street, Kaluga, Russia.

Phone: +7 (4842) 79-62-05;
Kursk subsidiary of OJSC «CenterTelecom», 8 Krasnaya Square, Kursk, Russia.
Phone: +7 (4712) 55-40-42;
Lipetsk subsidiary of OJSC «CenterTelecom», 35a Tereshkovoy Street, Lipetsk, Russia.
Phone: +7 (4742) 38-12-48;
Orel subsidiary of OJSC «CenterTelecom», 43 Lenin Street, Orel, Russia.
Phone: +7 (4862) 43-18-96;
Ryazan subsidiary of OJSC «CenterTelecom», 43 Shchedrina Street, Ryazan, Russia.
Phone: +7 (4912) 27-22-05;
Smolensk subsidiary of OJSC «CenterTelecom», 6 Oktyabrskoy Revolyutsy Street, Smolensk, Russia.
Phone: +7 (4812) 68-31-76;
Tambov subsidiary of OJSC «CenterTelecom», 2-v Astrakhanskaya Street, Tambov, Russia,
Phone: +7 (4752) 75-05-88;
Tver subsidiary of OJSC «CenterTelecom», 24 Novotorzhskaya Street, Tver, Russia.
Phone: +7 (4822) 32-37-17;
Tula subsidiary of OJSC «CenterTelecom», 33a Lenin Prospekt, Tula, Russia.
Phone: +7 (4872) 21-73-51;
Upper Volga subsidiary of OJSC «CenterTelecom», 22 Komsomolskaya Street, Yaroslavl, Russia.
Phone: +7 (4852) 73-24-40, (4932) 47-13-36, +7 (4942) 62-10-23;

and on the Company's website: www.centertelecom.ru in English and Russian.

A shareholder (shareholder's representative) is entitled to vote prior to the meeting by sending completed ballot papers to the following address: 6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia The deadline for accepting ballot paper by the Company is June 25, 2006 inclusive (till 6.00 p.m., Moscow time).

Ballots received by the Company not later than 2 days before the General Annual Meeting of Shareholders are taken into account for determination of quorum and vote counting. A ballot is deemed valid, if only one voting option is left in it. Additionally, ballots must be signed by the shareholder (shareholder's proxy).

In the event of power of attorney based vote, by sending the ballots to the Company, the ballots should be accompanied by the power of attorney on the basis of which the proxy is acting, or its duly certified copy, or by other document confirming the right of the proxy to act on behalf of the shareholder which is a legal entity, without a power of attorney.

In the event of personal attendance at the Annual General Meeting, shareholders (their representatives) should produce identity documents and ballot papers for voting. Authorities of a representative of a shareholder which is a natural person should be confirmed by a power of attorney certified by a notary public or in any other way, provided for by the Civil Code of the Russian Federation. Authorities of a representative of a shareholder which is a legal entity should be confirmed by a duly certified power of attorney, or by a document confirming the right of the representative to act without a power of attorney on behalf of a shareholder-a legal entity.

For any issue related to the Annual Meeting of Shareholders, please contact us by phone: +7 (495) 793-23-58; 793-23-83; 793-26-54.

General Director
OJSC «CenterTelecom»

S.V.Pridantsev

82-5798

RECEIVED
2006 JUN -6 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RESOLUTIONS
for the vote on the items of the agenda of
the Annual General Shareholders Meeting of
OJSC 'Central Telecommunication Company'
to be held on June 28, 2006

1. Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.

RESOLUTION

1.To approve the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.

Main target directions for distribution of profit for 2005

№	Description	Unit of measurement	**TOTAL**
1	2	3	4
1.	Net profit of the reporting year	thous. RUR	668504
2.	**Main directions for distribution of profit of the reporting year:**		
2.1.	coverage of losses for the previous years	thous. RUR	
2.2.	forming of the reserve fund in % against net profit	thous. RUR %	33425 5.0
2.3.	forming of the special Company's employees share ownership fund (if its forming is provided by the constituent documents) in % against net profit	thous. RUR %	
2.4.	payment of dividends in % against net profit	thous. RUR %	173238 25.9
2.5.	increase of the share capital in the part related to the retained profit in % against net profit	thous. RUR %	461841 69.1

2.To pay the dividends for 2005 at the following rate:

- 0.0674191 rubles per ordinary share in cash till December 20, 2006.

- 0.1270937 rubles per A type preference share in cash till August 27, 2006

2. Election of members of the Company's Board of Directors.
RESOLUTION
To elect members the following members of the Company's Board of Directors:
(11 candidates who receive the majority of votes are considered to be elected to the Board of Directors)

3. **Election of members of the Company's Audit Commission**
RESOLUTION
To elect the following members of the Company's Audit Commission:
(7 candidates who receive the majority of votes are considered to be elected to the Audit Commission).

4. Approval of the Company's auditor for 2006.
RESOLUTION
To nominate "Ernst and Young" as the Auditor of JSC «CenterTelecom» for 2006.

5. Approval of a new edition of the Company's Charter.
RESOLUTION
To approve a new edition of the Company's Charter.

6. Approval of a new edition of the Regulations on the Company's Board of Directors.
RESOLUTION
To approve a new edition of the Regulations on the Company's Board of Directors.

7. Approval of a new edition of the Regulations on the General Meeting of the Company's Shareholders.
RESOLUTION
To approve a new edition of the Regulations on the General Meeting of the Company's Shareholders.

8. Approval of a new edition of the Regulations on the Company's Audit Commission
RESOLUTION
To approve a new edition of the Regulations on the Company's Audit Commission.

9. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.
RESOLUTION
To set the following norms (percentage) of allocations to calculate the annual remunerations of the members of the Company's Board of Directors:
- 0.26% of EBITDA according to the Company's financial statements for 2006 in accordance with the International Accounting Standards;
- 0.78% of the Company's net profit allocated for dividends payment according to the results of 2006.

10. About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».
RESOLUTION
To terminate the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications»

Information about Annual General Meeting of Shareholders of OJSC "CenterTelecom" is available at the corporate web site
http://www.centertelecom.ru/eng/investor/internaldocs/materialy/

82 - 5198

Information about contenders for the Board of Directors of the Company.

RECEIVED
2005 JUN -6 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

№	Full name of contender	place of employment and job position
1.	Boris D. Antonyuk	Deputy Minister of Information Technologies and Communication of the Russian Federation
2.	Nikolai B. Arutyunov	Head of the Analytic Division of the Moscow representative office of NCH Advisors, Inc.
3.	Andrei V. Beskorovayny	Head of the Federal Communication Agency
4.	Olga S. Borisova	Expert of the back-office of the «Prosperity Capital Management Ltd.» Moscow representative office
5.	Alexander M. Branis	Director of the Moscow representative office of «Prosperity Capital Management Ltd.».
6.	Stanislav G. Vartanyan	Executive Director of the Investor Protection Association
7.	Valery V. Degtyarev	General Director of CJSC «Professional Telecommunications»
8.	Vladimir V. Dudchenko	Head of Analytic Division of the Moscow representative office of «NCH Advisors, Inc.».
9.	Alexander N. Kiselev	Aide to the Minister of Information technologies and Communication of the Russian Federation
10.	Vladimir V. Kozin	Director of Direct Investments and Assets Department of OJSC «Svyazinvest»
11.	Dmitry A. Kononov	Deputy Head of Transport and Communications Restructuring Division under Department for State Tariff Regulation and Infrastructure Reforms of the Russian Ministry of Economic Development and Trade
12.	Sergei S. Konkov	Head of Department of the Russian Federal Property Fund
13.	Sergei I. Kuznetsov	First Deputy General Director of OJSC «Svyazinvest»
14.	Natalya V. Loginova	Deputy Head of Division of the Federal Agency on Federal Property Management
15.	Olga V. Leyn	Expert in management of unit investment trusts assets of «Prosperity Capital Management Ltd.»
16.	Ivan N. Mazalov	Director of the Moscow representative office of «Prosperity Capital Management Ltd.».
17.	Dmitry A. Milovantsev	Deputy Minister of Information Technologies and Communication of the Russian Federation

18.	Andrei V. Morozov	Lawyer of the Moscow representative office of «NCH Advisors, Inc.»
19.	Oksana V. Petrova	Deputy Head of Division under Corporate Governance Department of OJSC «Svyazinvest».
20.	Elena A. Pigareva	Senior Expert of the Moscow region Territorial Department of the Federal Agency on Federal Property Management
21.	Victor D. Savchenko	Executive Director – Director of Legal Department of OJSC «Svyazinvest»
22.	Elena P. Selvich	Director of Finance Department of OJSC «Svyazinvest».
23.	Roman A. Filkin	Director of the Moscow representative office of «Prosperity Capital Management Ltd.»
24.	Valery N. Yashin	General Director of OJSC «Svyazinvest»

82-5798

Information about contenders for the Audit Committee of the Company

№	Full name of contender	place of employment and job position
1.	Stanislav P. Avdiyants	Executive Director – Director of Economic and Tariff Policy of OJSC «Svyazinvest»
2.	Valentina F. Veremyanina	Deputy Director of Legal Department of OJSC «Svyazinvest»
3.	Elena P. Degtyareva	Senior Expert of Telecommunications Department of OJSC «Svyazinvest»
4.	Olga G. Koroleva	Chief Accountant of OJSC «Svyazinvest»
5.	Sergei V. Podosinov	Head of Division under Internal Audit Department of OJSC «Svyazinvest»
6.	Igor G. Polovnev	Economist of Investor Protection Association
7.	Ilya V. Ponomarev	Deputy Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»
8.	Ivan V. Topol	Deputy Head of Division under Accounting Department of OJSC «Svyazinvest»
9.	Alexander V. Shevchuk	Expert of Investor Protection Association

82 - 5198

CENTER TELECOM

RECEIVED
2006 JUN -5 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DRAFT

CHARTER

of

Joint-Stock Central Telecommunication Company

(sixth version)

2006
Moscow Oblast, Khimki

* Amendments and additions **are black typed.**

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Electrosvyaz" of Moscow Region was renamed Joint-Stock Central Telecommunication Company (hereinafter the "**Company**") pursuant to the resolution of the General Meeting of Shareholders (Protocol No. 7 of 01 June 2001).

1.2 The Company was registered by the Order of the Head of the Administration of Moscow Region No. 567-r of 9 June 1994, state registration certificate No. 127 of 20 June 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

1.3 The Company was established and operates in accordance with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', effective legislation and this Charter.

1.4 The founder of the Company is the Moscow Region Property Management Committee.

1.5 The Company is the legal successor of State Communications and IT Enterprise 'Rossvyazinform' of Moscow Region in respect of telecommunications and cable broadcasting.

1.6 Pursuant to the resolution of the Extraordinary General Meeting of Shareholders of JSC CenterTelecom (Protocol No. 8 of 22 February 2002), the Company was reorganized in the form of takeover of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" (INN/KPP 3124019176/312301001), Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" (INN/KPP 3201003448/320101001), Open Joint Stock Company "Electrosvyaz" of Vladimir region (INN/KPP 3328100883/332801001), Open Joint Stock Company of Communications and IT of Voronezh region (INN/KPP 3666007847/366601001), Open Joint Stock Company "Ivanovo Telecommunication Networks" (INN/KPP 3731001319/370201001), Open Joint Stock Company "Electrosvyaz" of Kaluga region (INN/KPP 4000000262/402701001), Open Joint Stock Company "Electrosvyaz" of Kostroma region (INN/KPP 4401003616/440101001), Open Joint Stock Company "Electrosvyaz" of Kursk region (INN/KPP 4629020070/463201001), Open Joint Stock Company "Lipetskelectrosvyaz" (INN/KPP 4825007766/482501001), Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" (INN/KPP 5700000076/575301001), Open Joint Stock Company "Electrosvyaz" of Ryazan region (INN/KPP 6227002099/622701001), Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" (INN/KPP 6730017079/673001001), Open Joint Stock Company "Tambov Electrosvyaz" (INN/KPP 6831005256/682901001), Open Joint Stock Company "Electrosvyaz" of Tver region (INN/KPP 6900000477/690501001), Open Joint Stock Company "Tulatelecom" (INN/KPP 7107001641/710101001) and Open Joint Stock Company "Yaroslavl Telecommunication Networks" (INN/KPP 7604008421/760101001) under:

Takeover Agreement No. 379-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Belgorodskaya Electricheskaya Svyaz of 14

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 309-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 378-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Vladimir region of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 332-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Voronezh region of 20 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 304-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Ivanovo Telecommunication Networks" of 15 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 308-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kaluga region of 21 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 310-DO, approved by the extraordinary general meeting of shareholders of Open Joint Stock Company "Elektrosvyaz" of the Kostroma Oblast of 15 February 2002, Minutes No. 10, and the general meeting of shareholders of JSC CenterTelecom of 22 February 2002, Minutes No. 8;

Takeover Agreement No. 377-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kursk region of 15 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 311-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Lipetskelectrosvyaz" of 13 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 380-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" of 20 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 312-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Ryazan region of 19

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 306-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" of 18 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 313-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tambov Electrosvyaz" of 13 February 2002 (Protocol No. 11) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 305-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Tver region of 19 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 307-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tulatelecom" of 11 February 2002 (Protocol No. 10) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 331-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Yaroslavl Telecommunication Networks" of 18 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8).

1.7 The Company is the legal successor in all and any rights and obligations of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz", Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform", Open Joint Stock Company "Electrosvyaz" of Vladimir region, Open Joint Stock Company of Communications and IT of Voronezh region, Open Joint Stock Company "Ivanovo Telecommunication Networks", Open Joint Stock Company "Electrosvyaz" of Kaluga region, Open Joint Stock Company "Electrosvyaz" of Kostroma region, Open Joint Stock Company "Electrosvyaz" of Kursk region, Open Joint Stock Company "Lipetskelectrosvyaz", Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region", Open Joint Stock Company "Electrosvyaz" of Ryazan region, Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform", Open Joint Stock Company "Tambov Electrosvyaz", Open Joint Stock Company "Electrosvyaz" of Tver region, Open Joint Stock Company "Tulatelecom" and Open Joint Stock Company "Yaroslavl Telecommunication Networks" with respect to all and any of their creditors and debtors.

1.8 Termination of activity of:

Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Belgorod, Belgorod region on 30 November 2002 under state registration number 2023101661823 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Bryansk region, "Bryansksvyazinform" was registered with the 10th Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Bryansk region on 30 November 2002 under state registration number 2023202743232 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Vladimir region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Vladimir, Vladimir region on 30 November 2002 under state registration number 2023301462358 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Voronezh region was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Voronezh region on 30 November 2002 under state registration number 2023601566481 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Ivanovo Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Ivanovo on 30 November 2002 under state registration number 2023700555063 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kaluga region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Lenin District of the City of Kaluga on 30 November 2002 under state registration number 2024001181818 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kostroma region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kostroma on 30 November 2002 under state registration number 2024400525950 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kursk region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kursk on 30 November 2002 under state registration number 2024600956686 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Lipetskelectrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Central District of the

City of Lipetsk on 30 November 2002 under state registration number 2024800833528 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electricheskaya Svyaz of Orel Region” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Soviet District of the City of Orel on 30 November 2002 under state registration number 2025700829812 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Ryazan region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Ryazan region on 30 November 2002 under state registration number 2026200871673 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Smolensk region “Smolensksvyazinform” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Industrial District of the City of Smolensk on 30 November 2002 under state registration number 2026701447936 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Tambov Electrosvyaz” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Tambov on 30 November 2002 under state registration number 2026801227891 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Tver region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tver region on 30 November 2002 under state registration number 2026900580001 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Tulatelecom” was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tula region on 30 November 2002 under state registration number 2027100507564 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Yaroslavl Telecommunication Networks” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Kirov District of the City of Yaroslavl on 30 November 2002 under state registration number 2027600686573 as a result of its reorganization in the form of takeover by JSC CenterTelecom.

2. COMPANY NAME AND LOCATION

2.1 Company’s full business name:

in Russian – Открытое акционерное общество “Центральная телекоммуникационная компания”;

in English – Joint-Stock Central Telecommunication Company.

2.2 Company's abbreviated business name:

in Russian – ОАО "ЦентрТелеком";

in English – JSC CenterTelecom.

2.3 Company location: Russian Federation, 141400 Khimki, Moscow Region, Ulitsa Proletarskaya, 23.

Postal address:

125993 Moscow, City Service Post Office 3, Degtyarniy Pereulok, 6, Building 2

3. LEGAL STATUS OF COMPANY

3.1 The Company is an open joint stock company established for an unlimited period.

The Company's legal status, the procedure for its reorganization or liquidation and also the rights and obligations of the shareholders of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', other federal laws, other normative acts of the Russian Federation adopted by the relevant governmental bodies within their authority and this Charter.

In the event that effective legislation or other amended acts of the Russian Federation are amended this Charter shall have effect in that part complying therewith.

In matters not regulated hereunder the Company shall be governed by the legislation of the Russian Federation and other normative acts adopted by the relevant governmental bodies within their authority.

3.2 The Company is a legal entity, owns separate assets recorded on its independent balance sheet and may in its own name acquire and exercise material and personal intangible rights, have obligations and be plaintiff or defendant in a court of law.

The Company has a round seal bearing the following mandatory details: full company name of the Company in Russian indicating the legal form of incorporation and state registration number in the Unified State Register of Legal Entities. The Company also has other seals, stamps and Company letterheads bearing the name of the Company, its own emblem, a duly registered trademark and other means of visual identification.

Branch offices and separate structural subdivisions of the Company have a round seal bearing the following mandatory details: full or abbreviated company name of the Company in Russian, indicating the legal form of incorporation and the state registration number in the Unified State Register of Legal Entities and the name of the branch office (structural subdivision). Branch offices and separate structural subdivisions of the Company additionally have other seals, stamps and company letterheads bearing the name of the Company and of the relevant branch office (structural subdivision).

The Company may through established procedures open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company is liable for its obligations within the limits of its assets and material rights that may be subject to enforcement under legislation of the Russian Federation.

The Company is not liable for the obligations of its shareholders.

Shareholders are not liable for the Company's obligations and bear the risk of losses associated with its activity within the value of shares owned by them.

3.4 The State and its bodies are not liable for the Company's obligations and, equally, the Company is not liable for obligations of the State or its bodies.

3.5 If insolvency (bankruptcy) is caused by the actions (inaction) of shareholders or other parties that have the right to issue instructions binding upon the Company or are otherwise able to determine its actions, such shareholders or other parties may have subsidiary liability for the Company's obligations in the event that the Company's assets are insufficient.

3.6 In order to implement **state** social, economic and tax policies, the Company will be liable for the safekeeping of documents (administrative, financial, economic, personnel etc.), shall ensure that documents of historical and academic interest are transferred for state storage and shall store and use documents with respect to personal and personal data through the established procedures.

4. COMPANY PURPOSE AND ACTIVITIES

4.1 The Company's main purposes are the pursuit of profit and provision of communications services to the public, governmental bodies and other organizations.

4.2 The main activities of the Company are:

4.2.1 Provision of local and intra-zone telecommunications services;

4.2.2 Provision of local, intercity and international telecommunications services using payphones and joint-use centers.

4.2.3 Provision of intercity and international telecommunications services.

4.2.4 Provision of mobile communications services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standard).

4.2.5 Leasing of physical lines, channels and highways for communications, including broadcast channels.

4.2.6 Provision of telematic services (including e-mail services, information resource access services, directory-enquiries information services, Telefax service, Comfax services, Bureaufax services, a message-processing services, voicemail services, voice-data transmission services and audio-conference, videoconference and Internet services).

4.2.7 Provision of data transmission services.

4.2.8 Provisions of radial-zone network services (trunking).

4.2.9 Provision of intelligent network communications services.

4.2.10 Provision of telegraphy services (including "telegram" service, Dial Telegraph/Telex service).

4.2.11 Provision of radio-telecommunications services.

4.2.12 Provision of local radio-access telecommunications services (CDMA).

4.2.13 Provision of mobile radio-telecommunications services.

4.2.14 Provision of wireline broadcasting services.

4.2.15 Provision of on-air television broadcasting services.

4.2.16 Provision of on-air radio broadcasting services and transmission of supplementary information.

4.2.17 Provision of wireless radio-access services.

4.2.18 Provision of services relating to the transmission of television programmes over cable television networks.

4.2.19 Provision of personal paging services using multiplexed VHF channels.

4.2.20 Provision of mobile radio communications services.

4.2.21 Provision of wireless broadband access services.

4.2.22 Television and radio broadcasting.

4.2.23 Parameter testing and measuring for power plants, facilities and the components and elements thereof during installation, running in, maintenance and repair.

4.2.24 Publishing and printing.

4.2.25 Communication services certification.

4.2.26 Integration of quality-management systems.

4.2.27 Organization of restoration of networks and communications in emergencies and following damage.

4.2.28 Market research.

4.2.29 Construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.30 Engineering surveys for the construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.31 Planning of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.32 Maintenance of highly explosive production sites.

4.2.33 Maintenance of high fire-risk production sites.

4.2.34 Maintenance of load-lifting facilities.

4.2.35 Maintenance of electricity and heating networks.

4.2.36 Carriage of passengers by motor transport.

4.2.37 Carriage of freight by motor transport.

4.2.38 Technical servicing and repair of means of transport.

4.2.39 Maintenance of filling stations.

4.2.40 Activity connected with the use of precious metals.

4.2.41 Procurement, refining and sale of precious metal scrap.

4.2.42 Maintenance activities for the engineering systems of towns and populated areas.

4.2.43 Water usage for special purposes.

4.2.44 Subsurface usage.

4.2.45 Integrated use of natural resources.

4.2.46 Environmental protection services (works).

4.2.47 Educational activity.

4.2.48 Medical activity.

4.2.49 Pharmaceutical activity.

4.2.50 Trading.

4.2.51 Geodesic activity.

4.2.52 Cartography.

4.2.53 Carrying out of works in the installation, repair and servicing of fire-safety mechanisms at buildings and facilities.

4.2.54 Storage of oil, gas and refined oil and gas products.

4.2.55 Sale of oil, gas and refined oil and gas products.

4.2.56 Hotel services.

4.2.57 Management of hazardous wastes.

4.2.58 Provisions of Company security.

4.2.59 Activity connected with the protection of state secrets.

4.2.60 Technical protection of confidential information.

4.2.61 Implementation of mobilization measures for communications networks and emergency measures, through the established procedure.

4.2.62 Measurement assurance, operation and repair of measuring appliances.

4.2.63 Maintenance, repair, acquisition and distribution of cash register.

4.2.64 Production and circulation of ethyl alcohol, alcoholic and spirit-based products.

4.2.65 Scientific-technical activity.

4.2.66 Foreign-economic activity.

4.3 The Company has general legal capacity and, therefore, has civil rights and duties necessary to engage in any other activities not prohibited by federal laws.

The Company may engage in certain activities, the list of which is determined by federal law, only on the basis of a special permit (license).

5. COMPANY BRANCHES AND REPRESENTATIVE OFFICES, SUBSIDIARY AND DEPENDENT COMPANIES

5.1 The Company has the right to establish branch offices and open representative offices on the territory of the Russian Federation through the established procedure. Branch offices and representative offices are not legal entities.

5.2 The Company's structure includes the following branches:

5.2.1. Belgorodski subsidiary of JSC CenterTelecom
Registered office: 3 Sobornaya Square, Belgorod, 308000, Russia
Mailing address: 33 Sobornaya Square, Belgorod, 308000, Russia

5.2.2. Bryanski subsidiary of JSC CenterTelecom
Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia
Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia

5.2.3. Upper Volga subsidiary of JSC CenterTelecom
Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

5.2.4. Vladimirski subsidiary of JSC CenterTelecom
Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia
Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia

5.2.5. Voronezhski subsidiary of JSC CenterTelecom
Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia
Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia

5.2.6. Kaluzhski subsidiary of JSC CenterTelecom
Registered office: 38 Teatralnaya Street, Kaluga, 248600, Russia
Mailing address: 38 Teatralnaya Street, Kaluga, 248600, Russia

5.2.7. Kurski subsidiary of JSC CenterTelecom
Registered office: 8 Krasnaya Square, Kursk, 305000, Russia
Mailing address: 8 Krasnaya Square, Kursk, 305000, Russia

5.2.8. Lipetski subsidiary of JSC CenterTelecom
Registered office: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Mailing address: 35a Tereshkovoy Street, Lipetsk, 398000, Russia

5.2.9. Moscow subsidiary of JSC CenterTelecom
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia

5.2.10. Orlovski subsidiary of JSC CenterTelecom
Registered office: 43 Lenina Street, Orel, 302000, Russia
Mailing address: 43 Lenina Street, Orel, 302000, Russia

5.2.11. Ryazanski subsidiary of JSC CenterTelecom
Registered office: 43 Schedrina Street, Ryazan, 390006, Russia
Mailing address: 43 Schedrina Street, Ryazan, 390006, Russia

5.2.12. Smolenski subsidiary of JSC CenterTelecom
Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia

5.2.13. Tambovski subsidiary of JSC CenterTelecom
Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia
Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia

5.2.14. Tverskoy subsidiary of JSC CenterTelecom
Registered office: 24 Novotorzhskaya Street, Tver, 170000, Russia
Mailing address: 24 Novotorzhskaya Street, Tver, 170000, Russia

5.2.15. Tulski subsidiary of JSC CenterTelecom
Registered office: 33 Lenina Prospekt, Tula, 300000, Russia
Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia

5.3 The Company's branch and representative offices shall operate in accordance with the regulations on them, to be approved by the Company's Board of Directors. The Company's Board of Directors shall adopt resolutions to establish branch offices, open representative offices and liquidate branch or representative offices.

The heads of branch and representative offices shall be appointed and relieved of duty by the Company's General Director upon prior agreement with the Company's Board of Directors and shall act on the Company's behalf on the basis of a power of attorney.

5.4 In the event of changes to the details of branch or representative offices relevant amendments shall be introduced to this Charter. The state registration authority shall be notified of such amendments. Amendments hereto shall take effect for third parties from the moment the authority for state registration of legal entities is notified thereof.

5.5 The Company may have subsidiary and dependent companies with the rights of legal entities: on the territory of the Russian Federation, established in accordance with the Federal Law 'On Joint Stock Companies' and other federal laws; or, outside the territory of the Russian Federation, established in accordance with the legislation of the foreign state in which the subsidiary or dependent companies are located, unless otherwise stipulated by an international agreement to which the Russian Federation is a signatory.

5.6 A company is deemed a subsidiary company, if another (principal) economic company, by virtue of a majority interest in its charter capital or under an agreement made between them or otherwise, can determine the decisions to be adopted by that company.

5.7 A subsidiary company is not liable for the debts of the principal company.

5.8 The principal company, which has the right to issue binding instructions to the subsidiary company, is jointly and severally liable with the subsidiary company in respect of transactions that the latter enters into pursuant to such instructions. The principal company has the right to issue binding instructions to the subsidiary company only in the event that such right is provided in the agreement with the subsidiary company or the charter of the subsidiary company.

5.9 In the event that the subsidiary company becomes insolvent (bankrupt) due to the fault of the Company the latter will be subsidiary liable for its debts. Insolvency (bankruptcy) in the subsidiary company will be deemed the fault of the Company only where the Company was fully aware that the exercise of the aforementioned right and (or) ability to influence the actions of the subsidiary company would result in the subsidiary company becoming insolvent (bankrupt).

5.10 A Company is deemed dependent, if another (dominant) company has more than 20 percent of voting shares in the first company.

A company that has acquired more than 20 percent of voting shares in a company must immediately publish notice of this fact through the procedures determined by the federal governmental body for the securities market.

6. COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.

6.1 The charter capital of the Company is 6,311,998,965.00 rubles (six billion three hundred and eleven million nine hundred and ninety eight thousand nine hundred and sixty five rubles 00 copecks).

6.2 The charter capital of the Company comprises of the nominal value of shares issued in the non-documentary form and acquired by the shareholders, of which:

6.2.1 Common registered shares – 1,578,006,833 shares. The nominal value of each common share is 3 rubles.

6.2.2 Class A preferred registered shares – 525,992,822 shares. The nominal value of each preferred share is 3 rubles.

6.3 The Company has the right to place 76 166 167 common registered non-documentary (book-entry) shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Rubles.

The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Rubles.

6.4 The declared shares specified in Clause 6.3 herein will, when placed, confer all of the rights specified in Sections 8 and 9 herein for holders of common shares and holders of Type A preferred shares.

6.5 The charter capital of the Company may be increased through the procedure provided by effective legislation of the Russian Federation and herein, as follows:

6.5.1 by increasing the nominal value of shares of the Company;

6.5.2 by placement of additional shares within the limits of the number of declared shares determined in Clause 6.3 herein.

6.6 The charter capital of the Company shall be increased by increasing the nominal value of shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

6.10 Additional shares to be placed by subscription may be paid for in monies, securities, other property, material or other rights with a monetary value. The form of payment for additional shares shall be determined in the resolution on their placement.

6.11 The charter capital of the Company may be reduced by reducing the nominal value of shares or reducing the total number of shares, including through acquisition of a part of shares in cases provided by the Federal Law 'On Joint Stock Companies'.

6.12 A resolution to reduce the charter capital of the Company by reducing the nominal value of shares or through acquisition of a part of shares in order to reduce the total number of shares shall be adopted by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.13 The Company may not reduce its charter capital if, as a result of such reduction, the charter capital would fall below one thousand times the statutory minimum wage established by the federal law on the date of presentation of documents for state registration of the relevant amendments to the Company's Charter and, in the event that

the Company pursuant to effective legislation of the Russian Federation, must reduce its charter capital – on the date of state registration of the Company.

6.14 If at the end of its second and each subsequent financial year the value of the Company's net assets is, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the results of an audit review, less than its charter capital, the Company must reduce its charter capital to an amount not exceeding the value of its net assets.

7. COMPANY BONDS AND OTHER SECURITIES

7.1 The Company has the right to place bonds and other mass-issued securities provided for in the legal acts of the Russian Federation on securities.

7.2 The Company shall place bonds and other mass-issued securities on the basis of a resolution of the Board of Directors, where, under the terms of placement of such bonds and other mass-issued securities, they are not convertible into shares of the Company.

7.3 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the Board of Directors where those bonds (other mass-issued securities) are placed through open subscription and such convertible shares (other mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the number of previously placed common shares.

7.4 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the General Meeting of Shareholders where those bonds (other mass-issued securities) are placed through closed subscription or open subscription where, in the process of an open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of the number of previously placed common shares, the resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

7.5 A bond shall certify the right of its holder to demand redemption of the bond (payment of the nominal value or nominal value plus interest) at a specified time.

7.6 The resolution to issue bonds must determine the form, period and other terms for the redemption of the bonds.

7.7 A bond must have a nominal value. The nominal value of all bonds issued by the Company may not exceed the amount of the charter capital of the Company or the amount of security that third parties have provided to the Company for the bond issue. The Company may place bonds only after the charter capital of the Company has been paid in full.

7.8 The Company may place bonds with a single maturity date or with maturity dates depending on the series of the bonds.

7.9 Bonds may be redeemed in monetary form or other property, according to the resolution on their issue.

7.10 The Company may place bonds secured by a pledge of specific assets of the Company, bonds with security that third parties provide to the Company for the bond issue or unsecured bonds.

7.11 Unsecured bonds may be placed after the third year of the Company's existence and may be placed only if two annual balance sheets of the Company have been duly approved by that time.

7.12 Bonds may be issued in registered or bearer form. The Company must maintain a register of bondholders, if the bonds are issued in registered form. Lost registered bonds shall be replaced by the Company for a reasonable charge. The rights of a holder of a lost bearer bond shall be restored by a court through the procedure established by procedural legislation of the Russian Federation.

7.13 The Company has the right to provide that the bonds may be redeemed early if their holders so wish. In such an event the resolution on the issue of bonds must provide for the redemption value and the period prior to which the bonds may not be presented for early redemption.

7.14 The Company may not place bonds or other mass-issued securities convertible into shares of the Company, if the number of declared Company shares of certain categories or types is less than the number of shares of these categories or types the rights to acquire which are conferred by such securities.

7.15 The holders of bonds have through the established procedure a preferential right to receive profits and assets of the Company distributed upon its liquidation.

8. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right to demand that the registrar of the Company provides him/her with information specifying the names of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the Annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by the effective legislation of the Russian Federation, issued within their authority, and herein.

8.11 Each shareholder holding common shares in the Company must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

8.12 **Shareholders – holders of the Company's ordinary shares have other obligations provided by the effective legislation of the Russian Federation and this Charter.**

9. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of placed A type preferred shares.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the re-organization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

9.10 Each shareholder holding Type A preferred shares must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

9.11 **Shareholders – holders of the Company's A type preferred shares have other obligations provided by the effective legislation of the Russian Federation and this Charter.**

10. COMPANY FUNDS

10.1 A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

10.2 Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

11. COMPANY DIVIDENDS

11.1 The Company has the right once per year to adopt a resolution to pay (declare) dividends on placed shares.

Dividends shall be distributed from the Company's net profits shown in the Company's profit and loss report on the year's results. Dividends on Type A preferred shares may be distributed from funds of the Company specifically designated for such purposes.

If the Company is reorganized in the form of its takeover of other companies, the Company's net profits shall be determined by adding its net profits to the net profits (losses) of the companies subject to the takeover, calculated in accordance with legal acts on accounting in the profit and loss reports of such companies as on the last reporting date (reorganization date).

A resolution to pay annual dividends, the amount and the form of distribution of such dividends on shares of each category (type) shall be adopted by the General Meeting of Shareholders. The amount of annual dividend may not be greater than the amount recommended by the Company's Board of Directors.

In order to distribute dividends the Company shall compile a list of persons entitled to receive annual dividends. This list shall be compiled based on the register on the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders.

11.2 **Dividends on A type preferred shares shall be distributed by the Company according to the deadline set by the decision of the General Shareholders Meeting to distribute annual dividends. The above mentioned deadline shall be not later, than 60 days from the date, on which the decision to distribute annual dividends was made.**

11.3 **Dividends on common shares shall be distributed by the Company according to the deadline set by the decision of the General Shareholders Meeting to distribute annual dividends. The above mentioned deadline shall be not later, than the end of the financial year, in which the decision to distribute annual dividends was made.**

11.4 When adopting resolutions to distribute (declare) dividends the Company shall be governed by restrictions established by federal laws.

12. COMPANY REGISTER OF SHAREHOLDERS. COMPANY REGISTRAR.

12.1 The Company shall ensure that the Company's register of shareholders is maintained and stored in accordance with requirements established by effective legislation of the Russian Federation and other legal acts of the Russian Federation.

12.2 The holder of the Company's register of shareholders shall be a specialized registrar engaged in the activity of maintaining registers of shareholders as its sole activity and holding a license of duly form to engage in that activity.

The Company's registrar, the terms of the agreement with it and termination thereof shall be approved by a resolution of the Company's Board of Directors.

12.3 The Company will remain liable for the maintenance and safekeeping of the register of shareholders. In the event that unlawful actions of the registrar infringe the civil rights of a shareholder or nominal holder, such shareholder or nominal holder has the right through the procedure established by effective legislation of the Russian Federation to bring an action against the Company demanding restitution of its infringed civil rights, including compensation of losses.

12.4 The Company's registrar shall perform the functions of the Company's Counting Board: the Company's registrar shall verify the authorities of and register persons participating in the Company's General Meeting of Shareholders, determine whether there is a quorum for the General Meeting of Shareholders, clarify matters arising in connection with the exercise of voting rights at the General Meeting of Shareholders by shareholders (their representatives), clarify the procedure for voting on matters put for voting, ensure that the established voting procedure and rights of shareholders to participate in the voting are observed, count votes and finalize the results of voting, compile minutes on the results of voting and transfer ballots to the archive.

13. GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock

Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority

of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued

securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an Annual General Meeting of Shareholders.

The Annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.

At the Annual General Meeting of Shareholders [the following] matters must be resolved:

election of the Company's Board of Directors;

election of the Company's internal audit commission;

approval of the Company's auditor;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the Annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the Annual General Meeting of Shareholders are extraordinary.

An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder)

holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held.

In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting.

In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting.

A notice of the general meeting of shareholders shall be given within the period identified above to each person named in the list of persons eligible for participation in the general meeting of shareholders, sent by registered mail or handed in to each of the said persons in person against his/her signature, or published in the daily *Rossiiskaya Gazeta*.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:

annual accounts, including auditor's statement;

statement of the Company's internal audit commission on the results of the audit of the annual accounts;

information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;

draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;

drafts of internal regulations of the Company;

drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;

draft resolutions of the General Meeting of Shareholders;

other information (materials) that must be presented in accordance with effective legislation;

other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of the Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

14. COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest Annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock

Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the **audit services provision** agreement with **the Company's** auditor, including determination of fees payable for **audit** services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, **preliminary** agreeing of candidates for the position of manager of such subdivision, **dismissal of the mentioned person on the Company's initiative** and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) **definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);**

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and **dismissal of mentioned persons on the Company's initiative**;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) **formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;**

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) **preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;**

definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7, **9**[2]and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on **matter** specified in **sub-clauses 20 of Clause 14.4** herein is not reached, such **matter may be referred for resolution** to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event **decision** on such **matter** shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Resolutions on matters specified in item 21 subclause 14.4 herein shall be passed by a majority of votes of independent directors who are interested in the closing of the deal.

In the event that all members of the Company's Boar of Directors are interested in the deal and/or are not independent directors, the deal may be approved by a resolution of the general meeting of shareholders by a majority of votes of all not interested in the deal shareholders owning voting shares.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 **In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:**

- **when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;**
- **when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.**

14.9 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.10 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the

Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.11 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.12 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.13 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.14 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.15 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.16 The Board of Directors may appoint a Deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

15. COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) **preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18^{4}, 24^{5}, 26^{6}, 27^{7}, 28^{8}, 31^{9}, 32^{10}, 33^{11}, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.**

   Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and **dismissal of the mentioned persons on the Company's initiative**;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) **approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches).**

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from **the Board of Directors Committees** and the Company's General Director.

15.6 **The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.**

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company.

Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

16. GENERAL DIRECTOR OF THE COMPANY

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall act on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall be personally responsible for putting in place arrangements and creation of condition to protect state secrets in the Company, and for non-compliance with restrictions set forth by effective legislation on familiarizing with to information containing state secrets.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

17. COMPANY CORPORATE SECRETARY. OFFICE OF THE COMPANY CORPORATE SECRETARY.

17.1 **Institution of Corporate Secretary is created in OJSC «CenterTelecom» in order to ensure that the bodies and officers of the Company comply with the rules and procedures of the corporate management, which guarantee implementation of the rights and interests of the Company's Shareholders; increase the effectiveness of the Board of Directors activities, cooperation of the Company with its shareholders and other participants of the corporate relations; increase of the transparency level of the Company.**

17.2 **The rights, duties, term of office, salary and liability of the Company Corporate Secretary shall be specified in internal documents of the Company and in the agreement between the Company and the Company Corporate Secretary. The**

Chairman of the Board of Directors of the Company shall sign the agreement on behalf of the Company.

17.3 **In order to ensure that the Corporate Secretary effectively performs his, Office of the Corporate Secretary is organized in the Company. The structure, number and duties of the staff of the office shall be specified in an internal document of the Company approved by the Board of Directors.**

18. SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the following Annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next Annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters a referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

at the initiative of the Company's internal audit commission;

pursuant to a resolution of the Company's General Meeting of Shareholders;

pursuant to a resolution of the Company's Board of Directors;

pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the

shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative, a copy of the power of attorney must be attached to it.

19. COMPANY RECORDS AND REPORTS. INFORMATION ABOUT THE COMPANY.

19.1 The Company shall maintain accounts and present financial reports through the procedure established by effective legislation of the Russian Federation.

19.2 The Company's financial year begins on 1 January and ends 31 December of the calendar year.

19.3 The Company's General Director will be liable for the organization, compilation and accuracy of accounts of the Company, the prompt filing of the annual report and other financial reports with the relevant bodies and also information on the Company's activities to be presented to shareholders, creditors and the mass media in accordance with effective legislation.

19.4 The accuracy of information contained in the Company's annual report and annual accounts shall be confirmed by the Company's internal audit commission.

19.5 The Company's annual report is subject to preliminary approval by the Company's Board of Directors no later than 30 days before the date of the Annual General Meeting of Shareholders.

The Company must provide shareholders with access to the documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies' through the procedure and within the deadlines specified in Article 91 of the Federal Law 'On Joint Stock Companies'.

The information provided in Article 92 of the Federal Law 'On Joint Stock Companies' shall be publicly available.

19.6 The Company shall organize storage of documents in accordance with Article 89 of the Federal Law 'On Joint Stock Companies'.

The Company shall store documents at the following address: Moscow, 6 Degtyarniy Pereulok, Building 2.

20. REORGANIZATION OF THE COMPANY

20.1 The Company may be voluntarily reorganized pursuant to a resolution of the General Meeting of Shareholders. Other grounds and procedures for reorganization the Company are determined by effective legislation of the Russian Federation.

20.2 The Company may be reorganized in the form of merger, takeover, division, spin-off or reformation into another organizational-legal form, through the procedure provided by the Federal Law 'On Joint Stock Companies'.

21. LIQUIDATION OF THE COMPANY

21.1 The Company may be voluntary liquidated pursuant to a resolution of the General Meeting of Shareholders or pursuant to a court judgement, under circumstances and through the procedure provided by effective legislation.

21.2 Under circumstances provided in effective legislation of the Russian Federation the Company must adopt a resolution for its voluntary liquidation.

21.3 If in the event of the Company's voluntary liquidation, its assets are insufficient for settlements with all Company creditors, the Chairman of the Company's liquidation commission appointed by the General Meeting of Shareholders must apply to an arbitration court for the implementation of simplified bankruptcy procedures of a debtor in liquidation with respect to the Company.

21.4 Liquidation will entail termination of the Company's activity without rights or duties being transferred to other parties through legal succession.
In the event of reorganization, liquidation of the Company or termination of activities involving state secret information the Company shall ensure safety of the information and its medium through development and implementation of a system of confidentiality enforcement, information protection, measures to counter technical means of intelligence gathering, security and fire prevention.

21.5 In the event liquidation of the Company (subject to liquidation pursuant to a court judgement) the Meeting of Shareholders shall approve a liquidation commission, determine the procedure and period for liquidation and establish the deadline for presentation of creditors' demands, which may not be less than two months following the date that notice of the Company's liquidation is published.

Upon appointment of the liquidation commission all authority in managing the Company's affairs shall be transferred to it.

21.6 The liquidation commission shall:

a) place notice of the Company's liquidation and the deadlines for presentation of creditors' demands in an appropriate body of the press;

b) undertake measures to identify creditors and obtain accounts receivable and notify creditors in writing of the Company's liquidation;

c) upon expiry of the period for presentation of creditors' demands, compile an interim liquidation balance sheet specifying the assets of the Company in liquidation, demands presented by creditors and the results of consideration thereof. The interim balance sheet shall be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

d) in the event that the Company's monies are insufficient to settle creditors' demands, to sell other Company assets at public auction, through the procedure established for enforcement of court judgements;

e) make monetary payments to Company creditors through the procedure and in the order of priority established by the Civil Code of the Russian Federation in accordance with the interim balance sheet starting on the date of its approval, with the exception of creditors of the fifth order of priority, payments to whom shall be made one month after the date of approval of the interim balance sheet;

f) after completion of settlements with creditors the liquidation commission shall compile a liquidation balance sheet, to be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

g) through the established procedure, distribute Company assets remaining after settlements with creditors amongst shareholders, in the following order of priority:

as a first priority, payments shall be made with respect to shares that must be repurchased pursuant to Article 75 of the Federal Law 'On Joint Stock Companies';

as a second priority, payments of accrued but outstanding dividends on preferred shares and the liquidation value of Type A preferred shares as determined by the Company Charter shall be paid;

as a third priority, the assets of the Company in liquidation shall be distributed amongst shareholders holding common shares.

Assets shall be distributed to shareholders of each subsequent order of priority after assets have been distributed to shareholders of the preceding order of priority in full.

21.7 Liquidation of the Company will be deemed complete and the Company to have ceased to exist from the moment the state registration agency makes the relevant record in the Unified State Register of Legal Entities.

Interregional Inspectorate of the Federal Tax Service of Russia #13 of Moscow region

The record in the Unified State Register of Legal Entities was made on July 24, 2005

Main State Registration Number (MSRN): 1025006174710

State Registration Number: 2055009332761

Position of the authorized person of the registering authority: Deputy Head of the Interregional Inspectorate of the Federal Tax service #13 of Moscow region L.N. Shchukina

Signature________

Seal

82-5198

DRAFT

REGULATIONS ON THE BOARD OF DIRECTORS
OJSC CenterTelecom

Moscow 2006

* Amendments and additions **are black typed.**

1. GENERAL PROVISIONS

1.1 These Regulations On the Board of Directors (hereinafter the "Regulations"), according with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies' and the Company Charter, establish the procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of rewards and compensation to members of the Board of Directors of the Company.

1.2 The Board of Directors is a collective management body of the Company responsible for the general management of the activities of the Company, save for resolution of matters referred to the authority of the General Meeting of Shareholders of the Company pursuant to the federal laws and the Charter of the Company.

2. PURPOSE AND PRINCIPLES OF THE BOARD OF DIRECTORS

2.1 The purpose of the Board of Directors is to ensure maximum profit and asset growth for the Company, to protect the rights and legal interests of shareholders and to ensure that public information about the Company is complete, accurate and impartial.

2.2 In order to achieve its purpose the Board of Directors shall be governed by the following principles:

- adoption of resolutions on the basis of accurate information about the activities of the Company;
- elimination of restrictions with respect to rights of shareholders to participate in management of the affairs of the Company, receive dividends and obtain information about the Company;
- achievement of a balance of interests of the various groups of shareholders and adoption by the Board of Directors of resolutions that are as impartial as possible in the interests of all shareholders of the Company.

3. RIGHTS AND DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS, PROCEDURE FOR PERFORMING DUTIES

3.1 Members of the Board of Directors have the right:

3.1.1 to request that officers of the Company provide any information on the activities of the Company and any documents listed in Article 89 of the Federal Law 'On Joint Stock Companies', through the procedure established herein;

3.1.2 to receive rewards for performance of their duties and compensation of expenses incurred in their capacity as members of the Board of Directors, in the cases and amounts established herein;

3.1.3 to demand that their own opinions concerning matters on the agenda and resolutions adopted be reflected in the minutes of sessions of the Board of Directors.

3.2 Members of the Board of Directors must:

3.2.1 be loyal to the Company, i.e. refrain from using their position within the Company in the interests of other persons;

3.2.2 act within their authorities, in accordance with the purposes and principles of the Board of Directors;

3.2.3 act reasonably and in good faith in respect of the affairs of the Company;

3.2.4 not disclose any confidential information about the activities of the Company that they becomes aware of;

3.2.5 initiate sessions of the Board of Directors to address urgent matters;

3.2.6 participate in adoption of resolutions of the Board of Directors by voting on matters on the agenda of its sessions;

3.2.7 adopt well-founded resolutions, to which end they shall study any necessary information (materials);

3.2.8 assess risks and detrimental consequences in adopting resolutions;

3.2.9 promptly inform the Company of their affiliate status and changes therein;

3.2.10 make the Board of Directors aware of details of contemplated transactions with respect to which they might interested persons.

3.3 The office of member of the Board of Directors is continuous and is not limited to participation in adoption of resolutions of the Board of Directors.

3.4 The Company must, upon a verbal or written request from a member of the Board of Directors, provide it with access to information and documents listed in Clause 3.1.1 herein.

Such requested information and documents must be provided to the member of the Board of Directors within five days as of the day of presentation of such request .

Upon request off a member of the Board of Directors the Company must provide it with copies of requested documents.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1 The Chairman of the Board of Directors shall be elected by members of the Board of Directors from their number by a majority of votes of members of the Board of Directors of the Company participating in the session at the first session.

4.2 The person performing the functions of individual executive body of the Company may not simultaneously be Chairman of the Board of Directors.

4.3 The Board of Directors may at any time re-elect the Chairman of the Board of Directors.

4.4 Members of the Board of Directors may elect a deputy Chairman. In the absence of the Chairman of the Board of Directors of the Company all his functions (including signature of documents) shall be performed by his deputy or, in the absence of latter - by one of the members of the Board of Directors, pursuant to a resolution of the Board of Directors of the Company adopted by a majority of votes of members participating in the session.

4.5 The Chairman of the Board of Directors shall organise the work of the Board of Directors, convene and chair at its sessions and organise the keeping of minutes of sessions.

4.6 The Chairman of the Board of Directors may not delegate his functions to another person.

5. PROVISION OF THE BOARD OF DIRECTORS OPERATIONS

5.1 **The Company's Corporate Secretary shall be responsible for the Board of Directors operations. Functions of the Corporate Secretary on provision of the Board of Directors operations are determined by the Regulations on Corporate Secretary and the Office of the Corporate Secretary.**

5.2 **In the absence of the Secretary of the Board of Directors the performance of his duties on provision of the Board of Directors operations shall be imposed on another person appointed by the Board of Directors for the period of the Corporate Secretary absence.**

6. SESSIONS OF THE BOARD OF DIRECTORS

6.1 A session of the Board of Directors may be held in the form of joint attendance (including by conference call) or *in absentia* voting.

6.2 Sessions of the Board of Directors must be held regularly, in accordance with the work schedule approved at a session of the Board of Directors. If it is necessary, the Board of Directors shall consider matters that are not on the work schedule.

6.3 Sessions of the Board of Directors shall be convened by the Chairman of the Board of Directors at its own initiative or pursuant to a request from a member of the Board of Directors, the Internal Audit Commission or auditor, the individual or collective executive body of the Company or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

6.4 A request for a session of the Board of Directors must contain the following information:

6.4.1 name of the person initiating convocation or name of the body or legal entity presenting the request;

6.4.2 if the request for a session originates from a shareholder, the quantity and category (type) of shares belonging to it;

6.4.3 form for the session (joint attendance or *in absentia* voting);

6.4.4 the date of the session to be held in the form of joint attendance, or, if the session is to be held in the form of *in absentia* voting, the final acceptance date of written opinions of members of the Board of Directors on matters on the agenda;

6.4.5 agenda for the session;

6.4.6 list of information (materials) to be provided to members of the Board of Directors in preparation for the session.

A request for a session of the Board of Directors may also include the following information:

6.4.7 time and venue of the session (if held in the form of joint attendance);

6.4.8 draft resolutions on matters on the agenda;

6.4.9 other information, at the discretion of the person initiating the session.

6.5 Notice of a session of the Board of Directors shall be given to each member of the Board of Directors together with any necessary materials at least 14 **working** days before the session.

Notice of a session shall be given to members of the Board of Directors in written form **in the way agreed with them (including by post, telegraph, fax or electronic communication).**

If pursuant to effective legislation the session of the Board of Directors is required to be held within shorter deadlines, the deadline for dispatch of notices and necessary materials shall be reduced.

All of the aforementioned deadlines may also be reduced, if a resolution is urgently required on any matter, provided that none of the members of the Board of Directors expresses objections.

The objection is the opinion of a member of the Board of Directors submitted to the Company in written form in one of the ways, provided by this Clause for submitting notices of a session, not later, than at the end of the working day following the date of submitting the offer to discuss the issues in shorter terms to the members of the Board of Directors.

Notice of a session must contain information provided in sub-clauses 6.4.3-6.4.8 herein and also specify the address to which members of the Board of Directors may send their written opinions.

If circumstances render it impossible or difficult for a session of the Board of Directors to be held at the venue and (or) time notified to members of the Board of Directors, a session with the scheduled agenda may be held at another venue and (or) time.

All members of the Board of Directors must be notified of any change in venue and (or) time of a session of the Board of Directors, with regard to the time necessary for members of the Board of Directors to arrive to a session. Notice of such changes shall be given to

members of the Board of Directors in any form that ensures that the member of the Board of Directors receives the notice at the address of the member of the Board of Directors or the address at which it takes receipt of correspondence.

The first (organisational) session of the Board of Directors will be held without prior notification on the day of the general meeting of shareholders at which the Board of Directors is elected (if the resolution electing members of the Board of Directors and the results of voting on it have been announced at the General Meeting of Shareholders during which the vote took place).

6.6 In adopting resolutions by the Board of Directors, members of the Board of Directors attending the session shall express their opinion on matters on the agenda by voting.

6.7 If members of the Board of Directors cannot attend a session in person or if a session is held in the form of *in absentia* voting, members of the Board of Directors shall express their opinions on matters on the agenda in writing.

If a written opinion of a member of the Board of Directors contains the vote of such member, it shall be taken into account in determining whether there is a quorum and the results of voting.

Members of the Board of Directors must present their written opinions before the session of the Board of Directors is held or, if the session is held in the form of *in absentia* voting - no later than the final acceptance date of written opinions of members of the Board of Directors.

6.8 The party chairing at the session must announce the written opinion of any member of the Board of Directors absent from the session of the Board of Directors before voting commences on the matter on the agenda in respect of which the opinion has been presented.

If a written opinion contains a proposal of a draft resolution that differs substantially from the draft resolution initially proposed, the Secretary of the Board of Directors must, before the minutes are compiled, acquaint other members of the Board of Directors with that opinion and suggest that they give their opinion on it, to be expressed by voting, in writing or in another form convenient to them (including by post, telegram, teletype or telephone or electronic or other means of communication).

6.9 Before a resolution is adopted on a matter that has been preliminarily considered by a committee of the Board of Directors, members of the Board of Directors must be given the opportunity to acquaint themselves with the opinions (recommendations) of the relevant committee.

6.10 Each member of the Board of Directors has one vote in adopting resolution at sessions of the Board of Directors.

Members of the Board of Directors may not assign their right to vote to any other party, including to another member of the Board of Directors.

If an equal number of votes of members of the Board of Directors is cast for and against a resolution the Chairman of the Board of Directors shall have the decisive vote.

6.11 **Minutes shall be kept at sessions of the Board of Directors.**

Minutes of a session of the Board of Directors shall be compiled within three days following a session held in the form of joint attendance (expiry of the final acceptance deadline of written opinions, if held in the form of *in absentia* voting).

Minutes of a session shall specify:

- the venue and time at which it was held, if held in the form of joint attendance, or, if held in the form of *in absentia* voting - the place in which the minutes were compiled and the final acceptance date of written opinions of members of the Board of Directors;
- persons attending the session (if the session is held in the form of joint attendance);
- persons providing written opinions on matters on the agenda;
- agenda of the session;
- matters put to the vote and the results of voting;
- resolutions adopted.

Minutes of a session of the Board of Directors shall be signed by the person chairing at the session of the Board of Directors and the Company's Corporate Secretary.

If written opinions of members of the Board of Directors are taken into account when determining whether there is a quorum and the results of voting, written opinions received from members of the Board of Directors on matters on the agenda shall be attached to the minutes as supplements.

The Company must store minutes of sessions of the Board of Directors at the location of its executive body, according to the procedure and for the period established by the federal executive body for the securities market. If no such period has been established the Company must store minutes of sessions of the Board of Directors for an indefinite period of time.

The Company must ensure that shareholders, members of the Board of Directors and the Internal Audit Commission and auditor have access to minutes of sessions of the Board of Directors.

6.12 If pursuant to the Charter of the Company, a resolution must be adopted by a majority of three quarters of votes or unanimously by all members of the Board of Directors, not counting the votes of former members of the Board of Directors, former members of the Board of Directors shall be deemed those deceased, missing or legally incapable.

7. REWARDS OF MEMBERS OF THE BOARD OF DIRECTORS, COMPENSATION OF EXPENSES INCURRED IN PERFORMANCE OF THEIR DUTIES

7.1 During the term of their authority members of the Board of Directors of the Company will be paid rewards and receive compensations of expenses incurred in their capacity as members of the Board of Directors.

7.2 The reward of members of the Board of Directors shall comprise of quarterly and annual rewards.

7.3 The quarterly reward to each member of the Board of Directors shall be established as a percentage of the Company's income from the sale of goods, products, works and services for the reporting quarter according to the Company's accounts.

The reward of the Chairman of the Board of Directors shall be established using a coefficient of 1.3.

Rewards of members of the Board of Directors shall be reduced by:

> 30% - if the member attends fewer than half the sessions of the Board of Directors held in the form of joint attendance;
>
> 100% - if the member participated in fewer than half of all sessions of the Board of Directors.

For the quarter during which the Board of Directors is re-elected, members of the Board of Directors shall be paid rewards proportionate to the amount of time worked in such quarter.

7.4 Annual reward of the entire Board of Directors of the Company shall be set as a percentage of the Company's net profits for the reporting year according to the Company's accounts.

The amount of annual reward of each member of the Board of Directors shall be determined by a resolution of the Board of Directors of the Company at the same time as the Company's annual report is preliminarily approved.

7.5 The level (percentage) of deductions for determination of quarterly and annual rewards shall be determined by a resolution of the General Meeting of Shareholders electing the members of the Board of Directors in question.

7.6 Members of the Board of Directors have the right to participate in Company option plans.

8. PROCEDURE FOR APPROVING AND INTRODUCING AMENDMENTS TO THE REGULATIONS

8.1 These Regulations shall be approved by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

8.2 These Regulations may be supplemented or amended by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

8.3 If individual clauses hereof become inconsistent with the legislation of the Russian Federation or the Charter of the Company pursuant to amendments thereto, these Regulations shall apply in that part not contradicting effective legislation or the Charter of the Company.

82 - 5198

Draft

REGULATIONS
On the General Meeting of Shareholders
Joint Stock Central Telecommunication Company

Moscow 2006

These Regulations On the General Meeting of Shareholders (hereinafter the "Regulations"), pursuant to the effective applicable legislation of the Russian Federation and the Charter of Joint-Stock Central Telecommunication Company (hereinafter the "Company") establish the procedure for conducting the General Meeting of Shareholders and other issues connected with preparing for and conducting annual and extraordinary general meetings of shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, TIMING, VENUE

1.1 The General Meeting of Shareholders is the highest management body of the Company.

1.2 The Company must each year conduct an annual general meeting of shareholders.

The annual general meeting of shareholders shall address the following matters:

election of the Board of Directors of the Company;

election of the Internal Audit Commission of the Company;

approval of the auditor of the Company;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including payment (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders may also be resolved.

1.3 General meetings of shareholders other than the annual general meetings of shareholders are extraordinary general meetings of shareholders.

An extraordinary general meeting of shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date that the request is presented, through the procedure provided herein.

1.4 The General Meeting of Shareholders may be held in the form of:

a meeting – joint attendance by shareholders to discuss matters on the agenda and adopt resolutions on matters put to the vote;

in absentia voting.

A General Meeting of Shareholders the agenda of which includes such matters as election of the Board of Directors of the Company, election of the Internal Audit Commission of the Company, approval of the auditor of the Company or approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including payment (declaration) of

dividends and Company losses according to the results of the financial year, may not be held in the form of *in absentia* voting.

1.5 The annual general meeting of shareholders shall be held no sooner than four months and no later than six months after the end of the financial year.

1.6 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.7 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must, if the agenda includes election of the Board of Directors of the Company, be held within 70 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.8 If the number of members of the Board of Directors of the Company falls below the quorum for sessions of the Board of Directors of the Company, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to elect the Board of Directors of the Company, must be held within 70 days from the moment the Board of Directors of the Company has adopted the resolution to hold the meeting.

1.9 Except as provided in Clause 1.8 herein, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to address any matters within the authority of the General Meeting of Shareholders, including:

- early termination of the authorities of the Board of Directors of the Company and election of the Board of Directors of the Company (if the number of members of the Board of Directors of the Company is not less than the quorum for sessions of the Board of Directors of the Company);
- election of the Company's Board of Directors (if the Board of Directors has not, for whatever reason, been elected);

shall be held within the deadlines determined by the Board of Directors of the Company with regard to requirements of the effective legislation and the Company's Charter.

2. PROCEDURE FOR PROPOSING MATTERS FOR THE AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, NOMINATING CANDIDATES FOR

COMPANY BODIES TO BE ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS AND PRESENTING REQUESTS FOR CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

2.1 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders may be submitted by:

post to the address (location) of the Company's individual executive body as specified in the Unified State Register of Legal Entities;

delivery against signature to the person performing the functions of Company's individual executive body, the Chairman of the Board of Directors of the Company, the Company Corporate Secretary or other person authorised to take receipt of written correspondence addressed to the Company;

fax.

2.2 A proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders must contain information stipulated in Article 53 of the Federal Law 'On Joint Stock Companies'. A request for an extraordinary general meeting of shareholders must contain information stipulated in Article 55 of the Federal Law 'On Joint Stock Companies'. The relevant requirements of Article 53 of the Federal Law 'On Joint Stock Companies' shall apply to a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders that is presented as part of a request for an extraordinary general meeting of shareholders.

2.3 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders will be deemed to have originated from those shareholders who have signed them (or whose representatives have signed them).

2.4 The proportion of voting shares belonging to a shareholder (shareholders) submitting a proposal of matters for the agenda of the annual general meeting of shareholders and/or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders shall be determined as of the date on which the proposal is submitted.

The proportion of voting shares belonging to a shareholder (shareholders) requesting convocation of an extraordinary general meeting of shareholders shall be determined as of the date of presentation of such request.

2.5 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by the representative of a shareholder, a power of attorney (copy thereof certified

through the established procedure) must be annexed to the request (proposal). The power of attorney must specify the details of the representative and the represented person, which pursuant to the Federal Law 'On Joint Stock Companies' must be indicated in a power of attorney for voting, and must be drawn up in accordance with requirements of the Federal Law 'On Joint Stock Companies" for documenting a power of attorney for voting.

2.6 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by a shareholder (representative thereof) rights to the shares of which are recorded in a depositary account with a depository, an extract from the shareholder's depository account with the depository that records rights to such shares shall be annexed to the proposal (request).

2.7 If candidates are nominated for the Board of Directors of the Company or Internal Audit Commission, nominated candidates' written consent and information on candidates to be provided to persons entitled to participate in the General Meeting in preparation for the General Meeting may be attached to the proposal.

2.8 If a proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders is sent by mail, the date of the proposal will be the postmark date of dispatch.

If a request for an extraordinary general meeting of shareholders is sent by non-registered letter or other non-registered mail the date of presentation of such request will be the postmark date confirming the date of receipt of mail or, if a request for an extraordinary general meeting of shareholders is sent by registered letter or other registered mail – the date that the postal communication is delivered to the addressee against signature.

2.9 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is delivered against signature, the date of the proposal or request will be the delivery date.

2.10 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is sent by fax, the date of the proposal or request will be the date that the Company receives the fax transmission through the procedure provided in the second paragraph of this Clause.

A facsimile transmission containing a proposal or request must be sent to the Company's fax number and received by the Company no later than the official end of the Company's working day. When a fax is sent, the last name of the party sending the text, the date and time of its transmission and the last name of the addressee shall be shown on the copy of the text being transmitted. The person transmitting the text must request confirmation of receipt of the text and the addressee must confirm receipt by sending a return fax.

If the Company receives the original of a proposal or request sent by fax, the date of the proposal or request will be the date on which the Company receives the fax.

2.11 The Board of Directors of the Company must consider incoming proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and adopt relevant resolutions no later than five days following the deadline for receipt of proposals established by the Company's Charter.

Proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders received after the established deadline for consideration of proposals shall also be considered by the Board of Directors through the procedure provided by effective legislation.

2.12 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders received by the Company may be withdrawn by the persons that submitted the proposal or request. Such withdrawal may be done through any of the means of communication provided in Clause 2.1 herein for submitting proposals and requests. The date of receipt by the Company of the relevant postal communication, the delivery date of the withdrawal or the date of receipt by the Company of the relevant fax will be deemed the date of receipt of the withdrawal.

3. PREPARATIONS FOR THE GENERAL MEETING OF SHAREHOLDERS

3.1 In preparing for the General Meeting of Shareholders, the Board of Directors of the Company shall determine:

the form of the General Meeting of Shareholders;

the date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of persons participating in the General Meeting of Shareholders will commence;

date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders;

the agenda of the General Meeting of Shareholders;

the type (types) of preferred shares holders of which have the right to vote on matters on the agenda of the General Meeting of Shareholders;

the procedure for notifying shareholders of the General Meeting of Shareholders;

the list of and procedure for providing information (materials) to be provided to shareholders in preparation for the General Meeting of Shareholders;

form and text of the ballot.

3.2 The venue for the General Meeting of Shareholders should be the City of Moscow, the populated area in which the Company is located or another populated area on the territory of the Russian Federation where a branch or representative office of the Company is located.

3.3 In determining the time of the General Meeting of Shareholders the number of matters on the agenda of the Meeting must be taken into consideration. The meeting may not be held earlier than 09:00 or later than 22:00 local time.

3.4 In determining the time of commencement of registration of persons participating in the General Meeting of Shareholders the number of such persons included in the relevant list must be taken into consideration

3.5 In approving the agenda for a General Meeting of Shareholders the Board of Directors of the Company may consolidate two or more matters within the authority of the General Meeting of Shareholders into one matter on the agenda of the meeting.

Matters may be consolidated only if a resolution cannot be adopted on one of the matters without adopting resolutions on other, interrelated matters.

The following matters may not be consolidated:

matters upon which different groups of voters are to vote;

matters resolutions upon which require different numbers of votes of shareholders holding voting shares and taking part in the meeting.

4. NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

4.1 Notice of a General Meeting of Shareholders must be given at least 20 days prior to the meeting and notice of a General Meeting of Shareholders the agenda of which includes reorganisation of the Company – at least 30 days beforehand.

If the proposed agenda for an extraordinary general meeting of shareholders includes election of the Board of Directors of the Company, notice of the extraordinary general meeting of shareholders must be given at least 50 days prior to the date of the meeting.

Notice of a General Meeting of Shareholders must be given in the form provided by effective legislation of the Russian Federation and the Company Charter through the procedures established by the Board of Directors of the Company.

4.2 Notice of a General Meeting of Shareholders must specify:

full company name and location of Company;

form of the General Meeting of Shareholders (meeting or *in absentia* voting);

date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of parties (representatives thereof) participating in the general meeting of shareholders will commence;

date of finalizing the list of parties entitled to participate in the general meeting of shareholders (the "record date");

the agenda of the General Meeting of Shareholders;

procedure for confirmation of authority of representatives of persons entitled to participate in the General Meeting of Shareholders;

procedure for acquaintance with information (materials) to be provided to persons entitled to participate in the General Meeting of Shareholders in preparation for the general meeting and the address (addresses) at which such information (materials) will be made available for acquaintance (the address (location) of the Company's sole person executive body, addresses of the other places, at which information (materials) will be available, and the Company's web site address: www.centertelecom.ru).

4.3 If the agenda of a General Meeting of Shareholders includes matters that might give rise to the right to demand the repurchase of the shares by the Company, the notice to shareholders of the General Meeting of Shareholders shall contain the following information, in addition to the information specified in Clause 4.2 herein:

that shareholders holding voting shares of the Company have the right to demand the repurchase of the shares belonging to them by the Company, if they have voted against the resolution or have not voted on such matters;

price and procedure for repurchase of shares.

4.4 Notice to shareholders of an extraordinary general meeting of shareholders the agenda of which includes election of the Board of Directors of the Company shall contain, in addition to the information specified in Clause 4.2 herein, information on the procedure and deadlines for shareholders (shareholder) holding a total of at least 2 percent of voting shares of the Company to nominate candidates for the Board of Directors of the Company.

4.5 In addition to information specified in Clauses 4.2-4.4 herein, notice of a General Meeting of Shareholders may contain other information on the procedure for shareholders to participate in the general meeting of shareholders.

5. QUORUM FOR THE GENERAL MEETING OF SHAREHOLDERS. REPEAT GENERAL MEETINGS OF SHAREHOLDERS.

5.1 The general meeting of shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered to participate in the general meeting of shareholders and shareholders whose ballots have been received no later than 2 days before the date of the general meeting of shareholders will be deemed to have participated in the general meeting of shareholders. Shareholders whose ballots have been received by the final acceptance date for ballots will be deemed to have participated in a general meeting of shareholders held through *in absentia* voting.

5.2 If there is no quorum for the annual general meeting of shareholders a repeat general meeting of shareholders must be held with the same agenda. If there is no quorum for an extraordinary general meeting of shareholders a repeat general meeting of shareholders may be held with the same agenda.

A repeat general meeting of shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participate in it.

Notice of a repeat general meeting of shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat general meeting of shareholders.

Notice of a repeat general meeting of shareholders the agenda of which includes reorganisation of the Company shall be given no later than 30 days before the date of the repeat general meeting of shareholders.

If a repeat general meeting of shareholders is held less than 40 days after the non-quorate general meeting of shareholders, the persons entitled to participate in the general meeting of shareholders shall be determined according to the list of persons entitled to participate in the non-quorate general meeting of shareholders.

5.3 According to the results on determining quorum for matters on the agenda of the general meeting of shareholders the Registrar of the Company, in its capacity as Counting Commission, shall compile minutes on determination of the quorum, which minutes shall be signed by persons authorised by the Registrar.

If there is a quorum for the general meeting of shareholders minutes on determination of the quorum shall be compiled within 15 days after the meeting is closed or the final acceptance date for ballots, if the meeting is held through *in absentia* voting.

If there is no quorum for a general meeting of shareholders the minutes on determination of the quorum shall be compiled within 15 days after the date upon which the non-quorate meeting was to have been held or the date which was to have been the final acceptance date for ballots, if the non-quorate meeting was to have been held through *in absentia* voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF SHAREHOLDERS

6.1 If the agenda of a general meeting of shareholders includes matters upon which different groups of voters are to vote, the quorum will be determined separately for adoption of resolutions on each of those matters. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

6.2 The matters within the authority of the general meeting of shareholders for which voting groups are determined separately include:

1) election of members of the Internal Audit Commission and early termination of their authority;
2) adoption of a resolution to approve "interested party" transactions;
3) reorganisation of the Company;
4) liquidation of the Company, appointment of the liquidation commission and approval of interim and final liquidation balance sheets;
5) introduction of amendments and additions to the Company Charter that restrict the rights of shareholders holding A type preferred shares of a specific type.

6.3 Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 1 of Clause 6.2 herein, except for the members of the Board of Directors of the Company or persons holding positions in the management bodies of the Company.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 2 of Clause 6.2 herein, if they are not interested in the conclusion of the transaction.

Shareholders holding common shares of the Company and shareholders holding A type preferred shares of the Company of each type may vote at the general meeting of shareholders on the matters specified in sub-clauses 3 and 4 of Clause 6.2 herein.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders and shareholders holding preferred shares of the Company, the rights conferred by which are being restricted, may vote at the general meeting of shareholders on the matters specified in sub-clause 5 of Clause 6.2 herein.

6.4 Groups of voters on matters on the agenda of the general meeting of shareholders shall be determined on the date of compilation of the list of parties entitled to participate in the general meeting of shareholders.

6.5 If the quorum for different matters on the agenda of the meeting must be determined separately, the minutes on determination of the quorum shall indicate whether there was (was not) a quorum for each such matter.

7. BODIES CREATED FOR THE GENERAL MEETING OF SHAREHOLDERS

7.1 The chairman of the general meeting of shareholders shall be the person stipulated in the Company Charter. The Chairman of the general meeting of shareholders is responsible for conducting the meeting, including:

1) declaration of the meeting open and closed;
2) announcement the persons providing information on matters on the agenda;
3) supervision of discussions concerning matters on the agenda;
4) performance of other functions as provided herein.

7.2 A Presidium of the general meeting of shareholders may be created to participate in the conduction of a general meeting of shareholders held in the form of a meeting, pursuant to a resolution of the Chairman of the meeting.

The Chairman and members of the Presidium of the meeting shall jointly conduct the general meeting of shareholders and perform the functions specified in sub-clauses 1-3 of Clause 7.1 herein.

7.3 In the absence of the person chairing at the general meeting pursuant to the Company Charter on the extraordinary general meeting of shareholders held pursuant to a resolution of bodies or persons entitled to demand an extraordinary general meeting of shareholders the meeting will be chaired by the person that adopted the resolution to hold the extraordinary general meeting of shareholders (representative thereof) or, if the resolution to hold the extraordinary general meeting of shareholders was adopted by several persons or members of a collective body, by one of those persons or members, according to a resolution adopted by them.

7.4 The Corporate Secretary of the Company should act as a Secretary of general meeting of shareholders.

7.5 The Corporate Secretary shall perform the following functions:

1) informs participants of the general meeting of shareholders on the issue related to the holding of the meeting, takes measures for resolution of conflicts connected with the preparation and holding of the general meeting of shareholders;
2) keeps minutes of general meetings of shareholders;
3) organizes notification of individuals, included into the list of persons entitled to participate in the general meeting of shareholders, on the results of voting at the general meeting of shareholders;

The functions of the Secretary of the general meeting of shareholders and other functions on preparation and holding of general meetings of shareholders provided in this Clause are

performed by the Corporate Secretary of the Company pursuant to the Regulations on the Corporate Secretary and Corporate Secretariat of the Company.

7.6 The Registrar of the Company shall act as the Counting Commission of the Company. In this capacity the Registrar of the Company shall verify the authority of and register persons participating in the general meeting of shareholders of the Company, determine whether there is a quorum for the general meeting of shareholders, clarify matters arising in connection with the exercise of voting rights at the general meeting of shareholders by shareholders (their representatives), clarify the procedure for voting on matters put to the vote, ensure that the established voting procedure and shareholderss right to participate in the voting are observed, count votes and finalise the results of the voting, compile minutes on the results of voting, transfer ballots to the archive and perform other functions as provided herein.

In its capacity as Counting Commission the Registrar of the Company may:

- keep logs and any other forms of records, at its discretion;
- independently and subject to the requirements of effective legislation and herein, determine the forms for minutes to be compiled.

8. PROCEDURE FOR HOLDING THE GENERAL MEETING OF SHAREHOLDERS AND VOTING ON MATTERS ON THE AGENDA OF A GENERAL MEETING OF SHAREHOLDERS HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS TO DISCUSS MATTERS ON THE AGENDA AND ADOPT RESOLUTIONS ON MATTERS PUT TO THE VOTE)

8.1 Persons (representatives thereof) included in the list of parties entitled to participate in the general meeting must register to participate in the general meeting, with the exception of persons (representatives thereof) whose ballots have been received no later than two days before the date of the meeting.

If the Company or the Registrar in its capacity as Counting Commission receives notice of substitution (revocation) of a representative of a person entitled to participate in the meeting before such representative has registered, the person entitled to participate (or the new representative thereof, acting on the basis of a power of attorney for voting) shall register to participate in the general meeting.

Persons (representatives thereof) entitled to participate in the general meeting of shareholders whose ballots are received no later than two days before the date of the general meeting of shareholders may attend the general meeting.

Purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) shall be registered for participation in the meeting if a person entitled to take part in the meeting granted them a power of attorney to vote at the meeting.

8.2 A general meeting held in the form of a meeting will be opened if, by the time that the meeting commences, there is a quorum for one or more of the matters on the agenda of the

general meeting. Registration of persons entitled to participate in the general meeting that have not registered to participate in the general meeting prior to the opening of the meeting shall end at the moment at which discussion of the last matter on the agenda of the general meeting for which there is a quorum is finished.

8.3 If, by the time the general meeting of shareholders should commence, there is no quorum for any of the matters on the agenda, the Registrar in its capacity as Counting Commission shall notify the Chairman of the general meeting of shareholders thereof. The Chairman of the meeting shall adopt a resolution to postpone the time of commencement of the general meeting of shareholders. In such an event, commencement of the general meeting of shareholders may not be postponed for more than 2 hours.

If the commencement of the general meeting of shareholders is postponed, minutes of the general meeting of shareholders shall specify the actual time at which the meeting commenced.

8.4 Matters shall be considered at the general meeting in the order determined in the approved agenda.

The order in which matters are considered may be changed by a resolution of the Chairman of the meeting.

8.5 Discussion of matters on the agenda of the general meeting of shareholders entails presentation to persons participating in the meeting of information on matters on the agenda and provision (where necessary) of clarification on matters on the agenda and information presented to such persons.

Matters on the agenda of the meeting shall be discussed through the procedure determined in Clauses 8.6-8.9 herein.

8.6 Information on the matter on the agenda being discussed shall be presented to the persons participating in the meeting in the form of reports (statements):

by speakers appointed by the Chairman of the meeting;

by persons (representatives thereof) participating in the meeting who have stated their intention to present additional information on matters on the agenda. Such statements must be submitted in writing to the Chairman of the general meeting of shareholders before the relevant matter on the agenda of the meeting is considered. The statement shall specify the name of the person, the wording of the matter on the agenda with regard to which information is being presented, the time necessary for the presentation and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

8.7 Each person (representative thereof) participating in the meeting may ask the Chairman of the meeting, members of the Presidium of the meeting or the person (persons) presenting information to clarify any matter on the agenda of the meeting or presented information relating to matters on the agenda. Such a request must be submitted in writing to the Chairman of the general meeting of shareholders before the next matter on the agenda of the meeting is considered, specifying the name of the person participating in the meeting

and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

Each request duly documented must be considered in the course of the meeting.

If the Chairman of the meeting, a member of the Presidium of the meeting or the person (persons) presenting information considers it impossible to provide thorough clarification immediately or the person (representative thereof) participating in the meeting requests written clarifications on the matter of interest to it, written clarification must be presented to the person requesting such clarifications within 10 days following the closure of the general meeting of shareholders. Written clarification may be provided only if the request has been duly documented according to the first paragraph of this Clause.

8.8 The time for presenting reports (statements) on matters on the agenda of the meeting and for providing clarification in response to requests received shall be determined by the Chairman of the meeting. And with regard to the above:

- at least 10 minutes and no more than 45 minutes shall be allocated for presentations of a speaker appointed by the Chairman of the meeting;
- at least 5 minutes shall be allocated for presentation by a person (representative) participating in the meeting of additional information on a matter on the agenda;
- at least 10 minutes shall be allocated for clarifications in response to a submitted request.

Persons presenting reports (statements) or information are not required to use the time allocated by the Chairman of the meeting in full.

The Chairman of the meeting may not comment upon presentations or interrupt the person presenting such, unless the person presenting such breaches the procedure for holding the meeting as determined herein.

8.9 The Chairman of the meeting shall decide upon the necessity of having breaks during the general meeting of shareholders and duration of such breaks.

Breaks in the general meeting of shareholders may not be announced in the course of discussion of a matter on the agenda.

8.10 Persons (representatives thereof) registered to participate in the general meeting of shareholders shall be given the opportunity to vote on matters on the agenda of the meeting at any time after the commencement of the meeting until the expiration of the voting period determined according to Clause 8.11 herein and the counting of votes on matters on the agenda of the meeting commences.

8.11 After the last matter on the agenda of the general meeting of shareholders for which there is a quorum has been discussed the Chairman of the meeting shall allocate additionally at least 30 minutes for voting on matters on the agenda of the meeting.

8.12 The results of voting and resolutions adopted by the general meeting may be:

1) announced at the general meeting of shareholders;

or

2) provided to persons entitled to participate in the meeting through the established procedure.

8.13 The general meeting of shareholders shall be closed:

1) when all resolutions adopted during the meeting and the results of voting have been announced, in the case provided in sub-clause 1 of Clause 8.12 herein;

or

2) upon expiry of the allocated period for on matters on the agenda according to Clause 8.11 of these Regulations, in the case provided in sub-clause 2 of Clause 8.12 herein.

A general meeting at the opening of which there were only a quorum for some of the matters on the agenda may not be closed if, at the end of the registration, such a number of persons has registered that ensures a quorum for adoption of resolutions on other matters on the agenda of the general meeting.

9. BALLOTS FOR VOTING AT THE GENERAL MEETING OF SHAREHOLDERS

9.1 Voting on matters on the agenda of a general meeting of shareholders must only be conducted using ballots.

A ballot must be sent or delivered against signature to each person included in the list of persons entitled to participate in the general meeting of shareholders no later than 20 days before the general meeting of shareholders. Ballots shall be sent by registered post.

Only ballots with a repeat issue mark may be issued to persons registering to participate in a general meeting held in the form of a meeting whose ballots have not been received by the Company or have been received later than 2 days before the meeting upon their request.

If when conducting the general meeting of shareholders held in the form of a meeting, the Company or the Registrar in its capacity as Counting Commission has received notice of substitution (revocation) of a representative from a person entitled to participate in the general meeting of shareholders before registration of the representative whose authority has been terminated, ballots must be issued to the person entitled to participate in the general meeting of shareholders (or the new representative thereof, acting on the basis of a power of attorney for voting).

In the event of a general meeting of shareholders held in the form of a meeting by presence, purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) registered for participation in the meeting shall be given ballots if with respect to these shares a person entitled to take part in the meeting granted a power of attorney for voting at the meeting to the said purchasers.

In the event of a general meeting of shareholders held in the form of *in absentia* voting ballots shall be given to purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) if with respect to these shares a person entitled to take part in the meeting granted powers of attorney to vote at the meeting to the said purchasers, and only if the purchasers applied:

- to the Company, if the Company itself distributes (hands out) ballots; or
- to the Company's Registrar, if it distributes (hands out) ballots according to a contract concluded with the Company.

9.2 The ballots must specify:

1) the full company name and location of the Company;
2) the form of the meeting of shareholders (meeting or *in absentia* voting);
3) the date, venue, and time of the general meeting of shareholders and the postal address to which completed ballots should be sent or, if the general meeting of shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;
4) wording of resolutions on each matter (name of each candidate) to be voted upon using such ballots;
5) voting options on each matter on the agenda with the wording "for", "against" or "abstained" and fields opposite each of the voting options to be filled in with the number of votes cast for each of the options, and, if ballots are used in cumulative voting to elect members of the board of directors, a field next to the name of each candidate where the person participating in the general meeting can specify the number of votes it is casting for each candidate it has selected the "for" voting option;

   clarification that a fractional part of the vote arrived at by multiplying the number of votes belonging to a shareholder – owner of a fractional share by the number of people to be elected to the Board of Directors, can be cast only for one candidate;

   indication that the Board of Directors of the Company is elected by cumulative voting and clarifications on the cumulative voting process;
6) reminder that the ballot must be signed by the shareholder;
7) clarifications that:

   a voter is entitled to choose only one voting option except cases where voting is pursuant to directions of persons who acquired shares after the record date or owners of depositary securities;

if more than one option is left in the ballot paper the fields containing the number of votes cast for each of the voting options shall feature the number of votes cast for the option, and a note shall be made specifying that voting was pursuant to the directions of purchasers of shares transferred after the record date and/or pursuant to the instructions of owners of depositary securities;

a voter voting according to the power of attorney issued with respect of shares transferred after the record date, shall put in the field containing the number of votes cast for the option left in the ballot paper, the number of votes cast for the option left, making a note that voting was pursuant to a power of attorney granted with respect of shares transferred after the record date;

if after the record date to finalize the list of shareholders entitled to take part in a meeting, a part of shares was transferred and the purchaser of such shares was granted a power of attorney for voting or the voter received specific voting instructions from the purchaser of such shares the voter shall put in the field opposite the left option and assigned for the number of votes cast for it the number of votes cast for this option and make a note specifying that a part of shares was transferred after the record date. If the purchasers of shares transferred after the record date issued voting instructions with respect of such shares going in line with the voting option left in the ballot paper, such votes shall be added up.

other information as provided by effective legislation.

The ballot may specify, in addition to the above:

1) the wording of each matter put to the vote and the order in which it will be considered;

2) method of marking the selected voting option;

3) the full name of the person entitled to participate in the general meeting of shareholders;

4) the number of votes that the person entitled to participate in the general meeting of shareholders may cast on each matter on the agenda of the meeting;

5) fields to be filled by persons specifying the number of votes cast for the left option(s), note(s) on each of the situations:

- voting is pursuant to directions of purchasers of shares transferred after the record date;
- voting is pursuant to instructions of owners of depositary securities;
- voting is according to a power of attorney issued with respect of shares transferred after the record date;
- a part of shares was transferred after the record date;

other information, to be determined by the Board of Directors of the Company.

The ballot paper must not contain two or more matters on the agenda of the general meeting of shareholders if different groups of voters are to vote on such matters.

9.3 The following will be declared invalid:

1) ballots in which the voter has selected more than one voting option except situations where voting is pursuant to instructions of purchasers who acquired shares after the record date, or according to instructions of depositary securities owners;

2) ballots received by the Company signed by a representative acting on the basis of a power of attorney for voting, if the Company or Registrar in its capacity as Counting Commission received notice of substitution (revocation) of that representative no later than 2 days before the date of the general meeting;

3) there are two or more completed ballots of one person, on which different voting options on the same matter on the agenda of the general meeting are marked, except situations where the ballot papers are signed by a person who issued a power of attorney for voting by shares transferred after the record date and/or by persons acting on the basis of such power of attorney, and the ballot papers in the field assigned for putting the number of votes cast for each voting option contain the number of votes cast for the corresponding voting option and relevant notes according to Clause 9.2 herein;

4) a ballot for voting on election of members of the Internal Audit Commission contains votes "for" with respect to a number of candidates greater than there are members in the Internal Audit Commission, except situations where the ballots are signed by a person voting by shares transferred after the record date pursuant to instructions received from purchasers of such shares and/or by a person voting by shares outstanding beyond the Russian Federation in the form of depositary securities, according to instructions received from owners of depositary securities, and the ballots should contain relevant notes as set out by Clause 9.2 herein.

9.4 If a ballot containing several matters put to the vote is declared invalid in respect of one or several matters this will not render the ballot invalid in whole.

9.5 Votes represented by a ballot that has been declared invalid in respect of one, several or all matters voted upon in the ballot will not be counted in determining the results of voting on those matters with respect to which the ballot paper is declared invalid.

Rendering of a ballot invalid in the part of voting on one, several or all matters voted upon using such ballot will not be excluded in determining whether there is a quorum.

10. EXPENSES FOR PREPARING FOR AND HOLDING THE GENERAL MEETING OF SHAREHOLDERS

10.1 The list of expenses for preparing for and holding an annual general meeting of shareholders or an extraordinary general meeting of shareholders held pursuant to a

resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date the request is presented shall be compiled and approved by the Management Board of the Company.

10.2 If the Board of Directors of the Company does not adopt a resolution within an established deadline to convene an extraordinary general meeting of shareholders or adopts a resolution to refuse to convene such a meeting and the extraordinary general meeting of shareholders is convened by the bodies or persons requesting an extraordinary general meeting of shareholders and the general meeting of shareholders adopts a resolution for the Company to reimburse expenses for preparing for and holding the general meeting of shareholders, reimbursed will be only documented expenses incurred by the bodies or persons authorised to convene and hold an extraordinary general meeting of shareholders.

11. PROCEDURE FOR APPROVAL OF THE RGULATIONS AND INTRODUCTION OF AMENDMENTS THERETO

11.1 These Regulations shall be approved by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.2 These Regulations may be supplemented or amended by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.3 If individual clauses herein will become inconsistent with legislation of the Russian Federation or the Company Charter pursuant to the introduction of amendments thereto, these Regulations shall apply in that part consistent with effective legislation or the Company Charter.

DRAFT

Regulations
on the Audit Commission
of "Central Telecommunication Company"
Open Joint-Stock Company
(New edition)

2006

Moscow Region, Khimki

* Amendments and additions are black typed.

1. General Provisions.

1.1. This Regulation is developed in accordance with the Federal Law "On Joint-Stock Companies" and the Articles of Association.

1.2. This Regulation determines the operating procedures of the Audit Commission, including the procedure of holding meetings of the Audit Commission, the procedure of carrying out audits, the powers of its members and the cooperating procedure with the Company's management bodies.

1.3. The Audit Commission shall be elected by the General Meeting in the order established by the current legislation and the Company's Articles of Association for the term of one year and shall comprise 7 people.

1.4. The powers of the Audit Commission and its individual members can be terminated in the order provided by the current legislation, the Company's Articles of Association and this Regulation.

2. Competence of the Audit Commission.

2.1. The Audit Commission shall exercise control over the financial and economic activity of the Company, including its branches and representative offices.

2.2. Within its competence the Audit Commission shall exercise control over the Company's activity in the following lines:

- auditing of the Company's financial and economic documentation, including primary accounting data, if necessary;
- auditing of the legality of decisions and activities carried out by the Company's executive bodies, including concluded contracts and completed transactions;
- inspection of compliance of the Company's transaction conditions with the conditions of transactions effected under comparable circumstances;
- analysis of compliance of business accounting, statistical service and reporting with the applicable regulatory documents;
- analysis of the Company's financial standing, determining of the reserves of the Company's economic status improvement;
- analysis of timeliness and correctness of account settlement with the Company's contractors, budgets of different levels, shareholders and other creditors;

- analysis of settlement with the Company's debtors, including timeliness and completeness of measures taken by the executive bodies;
- other lines of the Company's activity falling under the competence of the Audit Commission.

3. Rights of the Audit Commission's Members.

3.1. In the course of its activity the Audit Commission shall be entitled to request, and the persons holding offices in the Company's management bodies shall submit the Company's financial and economic activity documents, including confidential documents in the following order:

3.1.1. the requirement on submitting the Company's financial and economic activity documents can be imposed both in oral and written form, in this regard the persons holding offices in the Company's management bodies shall be entitled to request a written evidence of the requirement;

3.1.2. the Company's financial and economic activity documents shall be immediately submitted at the request of the Audit Commission, and, in case in view of objective factors the immediate submission of the documents is impossible, the required documents shall be submitted no later than the next working day following the date of imposing the requirement;

3.1.3. members of the Audit Commission shall have access to the Company's documents, including confidential documents, at any time during the working day fixed in the Company and, if necessary, upon its completion at a written request;

3.1.4. in order to document the results of the Company's activity audits (inspections), the Audit Commission shall be entitled to require to attach duly certified copies of the Company's financial and economic activity documents to the audit materials;

3.1.5. in case of submitting invalid documents, submission refusal, nonobservance of terms provided by Clause 3.1.2 of this Regulation, obstructing the activity, the Audit Commission shall be entitled to require from the Company's executive bodies to apply measures to persons guilty of this violation and to submit the required documents immediately;

3.1.6. in case the Company's executive bodies violate the requirements of Sub-Clauses 3.1.5 of this Regulation, including breaches of applying measures to persons guilty in the violation, this information shall be called to the notice of the Company's Board of Directors and reflected in the Audit Commission's conclusion;

3.1.7. access to the Company's financial and economic activity documents containing state secret shall be established by the current legislation.

3.2. The Audit Commission shall be entitled to request the convening of meetings of the Management Board and the Board of Directors, extraordinary General Meetings of Shareholders for solving the questions falling under the competence of these bodies.

The Company's Audit Commission can apply to the Audit Committee of the Board of Directors with the proposal to consider any question falling under the Committee's competence.

The procedure of convening the meetings of the Management Board and the Board of Directors, extraordinary General Meetings of Shareholders and the Audit Committee of the Board of Directors at request or application of the Audit Commission shall be established by the current legislation, the Company's Articles of Association and the regulations on the respective bodies. In case this procedure is not established, the meeting shall be held within reasonable period after imposing the requirement or application of the Audit Commission.

3.3. The Audit Commission shall be entitled to request personal explanation from the Company's officials on the questions falling under the Audit Commission's competence. The Audit Commission shall attach the given explanations to the audit materials.

3.4. The Audit Commission shall be also entitled to request the Company's officials responsible for individual issues of the Company's financial, economic and legal activity to submit written conclusions on questions falling under their competence.

3.5. Explanations and conclusions given at request of the Audit Commission shall be submitted no later than on the next working day following the day of imposing the request. In case of non-submitting the explanations (conclusions) or submitting deceptively false explanations (conclusions), the Audit Commission shall act in the order analogous to the order provided by Clauses 3.1.5 and 3.1.6 of this Regulation.

3.6. The Audit Commission shall be entitled to engage outside experts (individuals and legal entities) in the conducted audits in the order established by Clause 5.4 of this Regulation.

3.7. Upon elicitation of facts of violating the questions falling under its competence, the Audit Commission shall be entitled to bring up the issue to the Company's management bodies on the impeachment of the Company's employee (official) whose action or omission caused this violation.

3.8. The Company's management bodies shall inform the Audit Commission on measures taken after its application.

4. Obligations of the Audit Commission's Members. Liability of the Audit Commission's Members.

4.1. Members of the Audit Commission shall:

4.1.1. Not disclose confidential information (keep the commercial secret) which became known to the members of the Audit Commission in the course of exercising their powers.

4.1.2. Submit their opinions on the results of the Company's audit in the order established by the Articles of Association and this Regulation.

4.1.3. Carry out the Company's unscheduled audits no later than 30 days after taking the respective decision in the order established by Clause 5.3 of this Regulation.

4.1.4. Carry out compulsory audits of the Company's financial and economic activity on the results of its annual activity and submit their opinion to the Board of Directors no later than **14 working days** before the date of the preliminary approval of the Company's annual report by the Board of Directors.

4.1.5. Timely deliver information to the Company in accordance with the legal requirements, including notification of the Company on the Company's securities holding, its intention to conclude transactions with the securities of the Company or its subsidiaries (affiliates) and reveal information on the concluded transactions with the Company's securities.

4.2. Members of the Audit Commission shall bear responsibility for violations made in the course of exercising their powers in accordance with the current legislation of the Russian Federation.

5. Operating Order of the Audit Commission.

5.1. Election of the Chairman and the Secretary of the Audit Commission and their Powers.

5.1.1. The activity of the Audit Commission shall be headed by its Chairman elected by the majority of votes of the Audit Commission's members taking part in the voting held at the first meeting of the Audit Commission. The Chairman of the Audit Commission can be reelected at any time on the resolution of the majority of the Audit Commission's members.

5.1.2. Any member of the Audit Commission can name any candidate of the Chairman of the Audit Commission. A member of the Audit Commission can nominate himself/herself to the post of the Chairman.

5.1.3. The Chairman of the Audit Commission shall organize its activity, convene the meetings of the Company's Audit Commission and preside over them, as well as organize taking of minutes at the meetings.

5.1.4. The Secretary of the Audit Commission shall inform the Company immediately after his/her election on the methods of submitting documents sent to the address of the Audit Commission in accordance with Clause 6.1 of this Regulation.

5.1.5. The Secretary of the Audit Commission shall take minutes, provide keeping of documents concerning the activity of the Audit Commission in accordance with Section 6 of this Regulation.

5.2. Holding of the Audit Commission's Meetings.

5.2.1. All issues of the Audit Commission's activity not referred by this Regulation to the competence of the Chairman of the Audit Commission shall be solved at the meetings of the Audit Commission. The meetings of the Audit Commission shall be held when necessary but no less often than once a quarter.

5.2.2. The first meeting of the Audit Commission shall be held no later than 15 days after the date of electing the Audit Commission.

5.2.3. The Chairman of the Audit Commission shall preside over the meetings of the Audit Commission. In case of his/her absence, members of the Audit Commission shall appoint the deputy Chairman by the majority of votes of the members present at the meeting.

5.2.4. Meetings of the Audit Commission shall be minuted.

In case of the absence of the Audit Commission's **Chairman and/or** Secretary, the majority of votes of the Audit Commission's members present at the meeting shall **appoint their substitutes.**

The minutes shall be signed by the person presiding over the meeting.

5.2.5. Meetings of the Audit Commission shall be obligatory held before and after carrying out the Company's audit.

5.2.6. Meetings of the Audit Commission can be held both in the presence and in absentia.

5.2.7. In case of holding the meetings in absentia, members of the Audit Commission shall receive documents with the agenda and the voting form allowing to explicitly express their position concerning the items of the agenda.

The Secretary of the Audit Commission shall prepare and send the documents for holding the meeting in absentia on the instructions of the Chairman of the Audit

Commission. The Chairman of the Audit Commission shall fix the term during which the members of the Audit Commission shall express their position concerning the items of the agenda.

5.2.8. A meeting of the Audit Commission shall be considered competent, in case it is attended by no less than the half of the elected members of the Audit Commission.

In case of holding a meeting in absentia, it is considered competent, in case no less than the half of elected members of the Audit Commission took part in the voting.

5.2.9. The resolutions of the Audit Commission shall be taken by the majority of votes of the Audit Commission's members taking part in the meeting (taking part in the voting in case of a meeting in absentia).

Each member of the Audit Commission shall have one vote. In case of a tied vote, the vote of the Chairman of the Audit Commission shall be considered casting.

5.3. Audits Carried Out by the Audit Commission.

5.3.1. The Audit Commission shall audit the Company's financial and economic activity on the results of its annual work.

5.3.2. Apart from the audit specified in Clause 5.3.1 of this Regulation, the Audit Commission shall be entitled to carry out unscheduled audits at any time in accordance with this Regulation.

5.3.3. The audit (inspection) of the Company's financial and economic activity shall be also carried out at any time:

-on the initiative of the Company's Audit Commission.

- on the decision of the General Meeting of the Company's Shareholders.

-on the decision of the Company's Board of Directors.

-at the request of the Company's shareholder (shareholders) possessing in bulk no less than 10 percent of the Company's voting shares concerning all issues falling under the competence of the General Meeting of Shareholders as of the date of imposing the request.

5.3.4. The ground for carrying out an audit on the initiative of the General Meeting of Shareholders or the Board of Directors shall be the respective decision of the Company's management body.

The Chairman of the Audit Commission shall organize carrying out of an unscheduled audit no later than 30 days after taking the respective decision by the General Meeting of Shareholders or the Board of Directors.

5.3.5. The ground for carrying out an audit on the initiative of a shareholder shall be the respective written request submitted to the Audit Commission. The Chairman of the Audit Commission shall organize carrying out of an unscheduled audit no later than 30 days after receiving the request.

5.3.6. In case a member of the Audit Commission considers it necessary to carry out an unscheduled audit of the Company's activity, he/she shall address the Chairmen of the Audit Commission with the respective proposal. The Chairman of the Audit Commission shall convene a meeting of the Audit Commission for the discussion of the necessity and the terms of carrying out an unscheduled audit. An unscheduled audit initiated by the Audit Commission shall be carried out in case the majority of the Audit Commission's members vote for it.

5.3.7. Before the beginning of the audit, the Chairman of the Audit Commission shall notify in writing the Company's Board of Directors and General Director (his/her deputy) on the items to be audited, the initiator of the audit, presumable terms of the audit, the necessity of engaging outside experts in the audit and other significant conditions of the audit.

5.3.8. A group of the Company's employees responsible for cooperation with the Audit Commission shall be appointed for ensuring the activity of the Audit Commission by the Company's General Director (his/her deputy).

5.4. Order of Engaging Outside Experts in Individual Audits Carried Out by the Audit Commission.

5.4.1. The Board of Directors and any member of the Audit Commission shall be entitled at any time to address the Chairman of the Audit Commission with the proposal to engage outside experts in the audit.

The decision of the **necessity** to engage outside experts shall be taken at the meeting of the Audit Commission.

5.4.2. In case outside experts can be engaged only on a payable basis, they shall be attracted with a preliminary agreement of the Company's Board of Directors. In its decision the Board of Directors shall determine the mode of payment and other important conditions of participation of outside experts in the audit carried out by the Audit Commission.

The Company's General Director shall conclude an agreement with the engaged expert subject to conditions determined by the Board of Directors on behalf of the Company.

5.4.3. The engaged experts shall not disclose confidential information (keep the commercial secret) which became known to them in the course of the audit.

5.5. Presentation of the Results of the Audits Carried Out by the Audit Commission.

5.5.1. The auditing results shall be used for drawing up the Report which shall contain a classified description of documented violation facts in the course of the Company's financial and economic activity revealed during the audit or reference to their absence, as well as conclusions and proposals of the Audit Commission on elimination of the revealed violations.

5.5.2. On the ground of the Report, the Audit Commission shall make a conclusion containing its opinion, including the opinion on reliability of the data contained in the Company's reports and other financial documents.

5.5.3. The conclusion shall contain the following information:

- brief description of the audited company;
- information on the composition of the Audit Commission;
- audited period;
- method of carrying out the audit;
- conclusions of the Audit Commission on reliability of the business accounting in general, in particular or on its unreliability.

5.5.4. The conclusion shall be signed by the Chairman of the Audit Commission and its members taking part in the audit. All disputes arising in the course of making the conclusion shall be settled by the majority voting. A member of the Audit Commission who does not agree with the conclusions contained in the opinion shall be entitled to express his/her position in writing.

5.5.5. The conclusion shall be made no later than 10 days after terminating the audit. During five days after making the conclusion of the Audit Commission, it shall be called to the notice of the Company's Board of Directors, General Director and the initiator of the audit, in case the audit was initiated by the Company's shareholder.

6. Keeping of the Audit Commission's Documents and their Presentation to Stakeholders.

6.1. All documents addressed to the Audit Commission (including audit requests) shall be submitted by a registered letter at the Company's address with receipt requested or given to the Company's secretariat (registry). The Company's executive bodies shall provide for delivery of the submitted documents to the Chairman of the Audit Commission or to the Secretary of the Audit Commission.

6.2. Conclusions of the Audit Commission shall be kept at the address of the executive body.

6.3. Conclusions of the Audit Commission shall be submitted to the persons exercising the access right to these documents in accordance with the current legislation and in the order provided for by the current legislation and the Company's Articles of Association.

6.4. The Secretary of the Audit Commission shall keep minutes of the Audit Commission's meetings and other documents connected with the activity of the Audit Commission (excluding conclusions). In case of his/her reelection, he/she shall pass these documents to the newly appointed Secretary of the Audit Commission.

7. Material Support of the Audit Commission's Activity. Remuneration and Compensations Paid to the Audit Commission's Members.

7.1. The Company shall provide the Audit Commission with premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at a reasonable request of the Chairman of the Audit Commission) for carrying out its activity (including holding of meetings of the Audit Commission and auditing). The provided premises shall be located in such a way not to impede the activity of the Audit Commission.

7.2. The Audit Commission shall be provided for the Company's account with office accessories and other materials in the amount required for the activity of the Audit Commission.

7.3. Members of the Audit Commission shall be compensated for all the approved expenses incurred in the course of their executing the powers of members of the Audit Commission.

7.4. Each member of the Audit Commission shall be remunerated with a quarterly fee in the amount of 150,000 rubles during the period of exercising his/her powers.

The remuneration of the Chairman of the Audit Commission shall be fixed with the index of 1.3.

Over the quarter during which the Audit Commission was reelected **or individual members of the Audit Commission withdrew from its composition in the order provided by Clause 8 of this Regulation**, the remuneration shall be paid to the member of the Audit Commission in proportion to the hours worked in this quarter.

8. Early Termination of Powers.

8.1. The powers of individual members or the whole composition of the Audit Commission can be early terminated on the resolution of the General Meeting of Shareholders.

8.2. Any member of the Audit Commission shall be entitled to withdraw at any time by sending a prior written notice to the Chairman of the Audit Commission and the Company. In this case the powers of the member of the Audit Commission shall be terminated on the date of submitting the respective notice.

8.3. In case of withdrawal of the Audit Commission's Chairman, the following procedure shall be followed:

- The Chairman of the Audit Commission shall notify the Company on his/her decision to withdraw from the Audit Commission;
- The Chairman shall convene a meeting of the Audit Commission;
- A new Chairman shall be elected at the meeting of the Audit Commission.

8.4. The Chairman of the Audit Commission shall preserve his/her powers and obligations until the election of a new Chairman of the Audit Commission.

8.5. In case the number of the Audit Commission's members is less than the half of the elected members of the Audit Commission, the Board of Directors shall convene an extraordinary General Meeting of Shareholders for the election of a new composition of the Audit Commission. The remaining members of the Audit Commission shall exercise their functions until the election of the new composition of the Audit Commission at the extraordinary General Meeting of Shareholders.

9. Final Provisions.

9.1. This Regulation shall be approved at the General Meeting of Shareholders by the majority of votes of shareholders owning the Company's voting shares taking part in the General Meeting of Shareholders.

9.2. . The decision on making additions and amendments to the Regulation shall be taken by the majority of votes of shareholders owning the Company's voting shares taking part in the General Meeting of Shareholders.

9.3. In case changes in the legislation of the Russian Federation or the Company's Articles of Association result in conflicts with separate articles of this Regulation, these articles shall become void and members of the Audit Commission shall comply with the current legislation until amending this Regulation.

EXPLANATORY NOTE

on issue «About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

OJSC «CenterTelecom» has participated in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications» since 2001.

According to the Charter, the Association develops, produces, introduces payphone equipment, control systems of payment means and security equipment, provides population with services on the basis of payphone systems. It conducts its activities on the territory of the Russian Federation and the countries of near abroad. The main members of the Association are OJSC «CenterTelecom», OJSC «Svyazinvest», OJSC «MTS», OJSC «MGTS» and other Russian companies providing coin services. As a member OJSC «CenterTelecom» pays yearly installment of 20 000 rubles, the initial installment made 50 000 rubles.

The aim of the OJSC «CenterTelecom» participation in the activities of the Association is coordination of operations with the Russian communication operators connected with construction, development and payphone network operation. The goal of the Company's participation in th Association activities has been reached.

At the current moment there is practically no demand for coin services and the Association conduct no activities. The Company's participation in the Association is expedient to quit.

According to subclause 18, Clause 13.2. of the OJSC «CenterTelecom» Charter, the decision of the Company's participation in associations unions relates to the competence of General Shareholders Meeting. Approval of agenda of the General Meeting of the OJSC «CenterTelecom» Shareholders relates to the competence of the Board of Directors (subclause 4, Clause 14.4. of the Charter of OJSC «CenterTelecom»).

Taking into account above-stated, it is expedient to offer to put on the agenda of the General Meeting of the OJSC «CenterTelecom» Shareholders the issue «About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

CENTERTELECOM

"CENTERTELECOM" HAS DOUBLED ITS NET PROFIT

Moscow, May 3, 2006. "CenterTelecom" (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY), disclosed results of financial activities for QI 2006 according to the Russian Accounting Standards.

Main results for QI 2006:

- Earnings growth reached 2.2% comparing with the same period of 2005.
- Costs decreased by 5.5%
- EBITDA increased by 30.6%
- Sales profit increased by 26.1%
- EBITDA margin amounted to 36.4%
- Pre-tax profit margin made 18.3%.
- Net profit increased by 96.8% and reached 540.5 million rubles.

Increase of tariffs for the local communication effective from September 1, 2005, reflected in results of company activity in I quarter 2006, as well as decrease in charges on doubtful debtor debts, according to the new order of privileges granting to citizens for using communication services, effected in 2005. As to General Director of OJSC «CenterTelecom» Sergei Pridantsev: *«At this moment it is impossible to estimate precisely the effect from the new rules of interaction of operators effective from January 1, 2006. At the same time, I would like to note that the strict measures aimed at the efficiency increase, such as implementation of employees number optimization, the Company's debt management, reduction of the investment program volumes, anticipatory growth rate of profits from* new *services, will show themselves by the end of the year»*

Financial statement, mln rubles

[illegible]	[illegible]	[illegible]	[illegible]
Earnings	6 611	6 468	2.2%
[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	963	825	16.9%
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA, % of earnings	*36.4%*	*28.5%*	
[illegible]	[illegible]	[illegible]	[illegible]
Sales profit, % of earnings	*30.1%*	*24.4%*	
[illegible]	[illegible]	[illegible]	[illegible]
Pre-tax profit, % of earnings	*12.7%*	*6.7%*	
[illegible]	[illegible]	[illegible]	[illegible]
Net profit, % of earnings	*8.2%*	*4.2%*	

Revenues

The Company's revenues in QI 2006 increased by 2.2% and reached 6 611 million rubles. As a result of coming into force of the by-laws regulating interaction between zone communication and long-distance communication operators, the Company's revenues structure has undergone significant changes. Earnings from the provision of domestic long-distance and international communication services have fallen down to zero as these services now are provided by OJSC «Rostelecom» and OJSC «MTT».

Revenues structure, mln rubles

[illegible]	[illegible]	[illegible]	[illegible]
Domestic long-distance and international telephone communications	0	1 644	**0.00%**
Urban and rural telephone communications	3 544	3 026	**117.10%**
Mobile radio communication, radio broadcasting, TV, satellite communication	18	16	**107.57%**

Mobile radio-telephone (cellular) communication	56	57	**97.97%**
Wireline broadcasting	165	160	**103.60%**
Documentary electric communication	485	346	**140.17%**
Other communication services (core activities)	28	23	**121.68%**
Services of connection and traffic handling	1 227	540	**227.22%**
Services in accordance with assistance agreements	332	0	
Intraareal telephone communication	659	573	**115.07%**
Revenues from other operations (non-core activities)	97	84	**115.83%**
TOTAL	**6 611**	**6 468**	**102.21%**

Revenues from new services and performance of the subscriber base according to the results of Q1 2006.

- The share of Internet access, ISDN, data transmission, mobile communication (cellular inclusive) services in the structure of the Company's revenues from communication services amounted to 7.4% (482 mln rubles);
- In Q1 2006 the number of telephone sets increased by 3.1% and reached 6 439 913 (as of January 1, 2006 - 6 420 249)
- The subscriber base of the xDSL Internet access service users increased by 31.72% and reached 21 891 subscribers in Q1 2006 (as of January 1, 2006 – 16 619 subscribers)

Costs

The Company's costs in QI 2006 fell by 5.5% down to 4 619 mln rubles. The decrease stemmed mainly from reduction of expenditures on communication services provided by OJSC «Rostelecom» (more than 18 times), which was connected with coming into force of the by-laws regulating interaction between zone communication and long-distance communication operators. Starting with January 1, 2006 OJSC «CenterTelecom» has stopped providing services of domestic long-distance and international communications and doesn't bear any costs related to their provision. In 2006 the *main share of costs falls on the services of channels lease for intraareal network construction.*

Costs structure, mln rubles.

Payroll costs	2 133	1 949	**109.42%**
	963	825	**116.63%**
Tangible costs	511	476	**107.33%**
Expenditures on telecom operators services (the companies of the Group exclusive)	139	100	**138.50%**
Expenditures on the services of telecom operators, which are in the Group	23	27	**84.27%**
	42	777	**5.43%**
Third-party services	390	414	**94.26%**
	14	15	**95.77%**
Other costs	405	306	**132.63%**

Profit

Sales profit increased by 26.1% and reached 1 991 million rubles for the reporting period.
EBITDA rose by 30.6% and amounted to 2 407 203 million rubles. EBITDA margin increased from 285% in QI 2005 to 36.4% in the reporting period.
Net profit amounted to 540.5 million rubles in Q1 2006 comparing with 274.7 million rubles in QI 2005.

Efficiency indexes

- Revenue growth – 2.2% and costs decrease (5.5%);
- Staff on the payroll as of March 31, 2006 amounted to 62 693 employees, which is 2 451 employees (3.8%) less as of March 31, 2005
- Earnings per employee increased by 6.4% up to 104.7 thousand rubles (98.4 thousand rubles);
- Number of lines per employee increased by 7.2% up to 104.3 lines (97.3);

- Prime cost per 100 rubles of earnings decreased by 7.6% down to 69.9 rubles (75.6).

***

On January 1, 2006 a number of by-laws regulating activities of communication operators on the territory of the RF came into force, which required to introduce some significant changes into the system of interactions between communication operators as well as between communication operators and users.
As a result of the industry legislative base change, technical, organizational and economic models of interactions between operators and business processes of the services provision to end users have been changed.

Starting with January 1, 2006 only OJSC «Rostelecom» and other operators, which received the corresponding licenses, have started to provide users with long-distance communication services. OJSC «CenterTelecom» renders OJSC «Rostelecom» and other operators traffic processing services – zone termination and initiation of call, and implements legal activities on the instructions of the operators, i.e. acts as a mediator (agent) in relations with third parties: informs users about changes in tariffs; bills for provided services, collects payments; conducts claim administration on charging users debts for communication services.
There is also an agency agreement concluded between OJSC «CenterTelecom» and OJSC «Rostelecom», subject of which is the conclusion of agreements with legal entities on provision of domestic long-distance and international communication services on behalf of OJSC «Rostelecom» and agreements on connection of communication operators to the OJSC «CenterTelecom» network, according to which connected operators will be, like OJSC «CenterTelecom», agents of OJSC «Rostelecom» in relations with third parties.

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru
www.centertelecom.ru

Head of Investors Relations Division
Andrey Kalinchenko
+7 (495) 793-2340
kalin@centertelecom.ru

***

About OJSC «CenterTelecom»

OJSC «CenterTelecom» is the leading fixed-line telecommunication company, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP), 1 Level ADR for the ordinary shares are listed at the US OTC (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»:
Recommendations on the amount and the term of annual dividend payment on the Company's shares.

2.1. Date of the Company's Board of Directors meeting: ***May 24, 2006.***
2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting: ***May 25, 2006, Minutes № 29.***
2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

To recommend the Annual General Shareholders Meeting:

1) To pay the dividends for 2005 at the following rates:
0.1270937 rubles per A type preference share;
0.0674191 rubles per ordinary share.

2) To determine the following procedure for dividends payment:
- on A type preference shares in money terms till August 27, 2006;
- on ordinary shares in money terms till December 20, 2006.

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev

Seal

3.2. Date: May 25, 2006.

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ:
Рекомендации по размеру и срокам выплаты годового дивиденда по акциям Общества.

2.1.Дата проведения заседания совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***24 мая 2006 года.***
2.2.Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***25 мая 2006 года, протокол № 29.***
2.3.Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

Рекомендовать годовому общему собранию акционеров:

1) Выплатить дивиденды за 2005 год в следующем размере:
0,1270937 руб. – на одну привилегированную акцию типа А;
0,0674191 руб. – на одну обыкновенную акцию.

2) Определить следующий порядок выплаты дивидендов:
- по привилегированным акциям типа А в денежной форме до 27 августа 2006 года;
- по обыкновенным акциям в денежной форме до 20 декабря 2006 года.

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «25» мая 2006г.	М.П.	

Открытое акционерное общество «Центральная телекоммуникационная компания» Российская Федерация ОГРН № 1025006174710 ЦЕНТР ТЕЛЕКОМ

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES
OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»:
Determination of the list of information (materials) provided to the shareholders in the framework of preparation for the Annual General Shareholders Meeting and the procedure of its provision.

About the procedure of the shareholders informing on the Annual General Shareholders Meeting holding, about the text of the notice on the Annual General Shareholders Meeting holding given to the shareholders.

2.1. Date of the Company's Board of Directors meeting: ***May 24, 2006.***
2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting: ***May 25, 2006, Minutes № 29.***
2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

I. To approve the following list of information (materials) provided to the shareholders in the framework of preparation for the Annual General Shareholders Meeting:

1. ***Annual Report of the Company for 2005.***
2. ***Annual Financial Statements for 2005.***
3. ***Report of the Company's Audit Commission on the results of the audit of the Company's financial and business activities, the annual financial statements of the Company and authenticity of the information provided in the annual report and annual financial statements of the Company for 2005.***
4. ***The Company's auditor report on the results of the audit of the annual financial statements for 2005.***
5. ***Extract from the minutes of the Audit Committee with the assessment of the Company's auditor report.***
6. ***Recommendations of the Company's Board of Directors on the profit distribution, including the amount of dividend on the Company's shares and the procedure of its payment, and losses of the Company according to the results of the financial year;***
7. ***Draft amendments and additions to the Company's Charter. Draft of a new edition of the Company's Charter.***
8. ***Draft amendments and additions to the Regulations on the Company's Board of Directors. Draft of a new edition of the Regulations on the Company's Board of Directors.***
9. ***Draft amendments and additions to the Regulations on the General Meeting of the Company's Shareholders. Draft of a new edition of the Regulations on the General Meeting of the Company's Shareholders.***
10. ***Draft amendments and additions to the Regulations on the Company's Audit Commission. Draft of a new edition of the Regulations on the Company's Audit Commission.***
11. ***Extract from the minutes of the Company's Board of Directors sessions on the issues of preparation of the Annual General Shareholders Meeting.***
12. ***Information about the contenders for:***
    - ***the Company's Board of Directors;***
    - ***the Company's Audit Commission.***

13. *Information about the candidature of the Company's auditor.*
14. *Draft resolutions of the Annual General Shareholders Meeting.*
15. *Information about the shareholders, who submitted proposals for the agenda of the Annual General Meeting of the Company's Shareholders.*
16. *Written consent of the contenders to run for the Company's management and control bodies or information about the absence of their consent.*

II. To provide the preparation of the information materials by not later than May 27, 2006.

III. To provide the persons entitled to participate in the General Shareholders Meeting with opportunity to examine the information (materials) starting with May 27, 2006 at the following addresses:

OJSC «CenterTelecom», 23 Proletarskaya Street, room 111, Khimki, Moscow Region, Russia, Tel.: (495) 572-73-48, 573-33-20;

6/2 Degtiarny Per., room 402, Moscow, Russia; Tel.: (495) 793-23-58, 793-23-83, 793-26-54;

Moscow subsidiary of OJSC «CenterTelecom», 29 Narodnogo Opolchenia Street, Building 2, Moscow, Russia, Tel.: (495) 793-22-01;

Belgorod subsidiary of OJSC «CenterTelecom», 3 Sobornaya Square, Belgorod, Russia, Tel.: (4722) 35-03-22;

Bryansk subsidiary of OJSC «CenterTelecom», 9 Karl Marx Square, Bryansk, Russia, Tel.: (4832) 72-15-75;

Vladimir subsidiary of OJSC «CenterTelecom», 42 Gorkogo Street, Vladimir, Russia, Tel. (4922) 35-33-50;

Voronezh subsidiary of OJSC «CenterTelecom», 35 Revolution Prospekt, Voronezh, Russia, Tel.: (4732) 53-34-73;

Kaluga subsidiary of OJSC «CenterTelecom», 38 Teatralnaya Street, Kaluga, Russia, Tel.: (4842) 79-62-05;

Kursk subsidiary of OJSC «CenterTelecom», 8 Krasnaya Square, Kursk, Russia, Tel.: (4712) 55-40-42;

Lipetsk subsidiary of OJSC «CenterTelecom», 35a Tereshkovoy Street, Lipetsk, Russia, Tel.: (4742) 38-12-48;

Orel subsidiary of OJSC «CenterTelecom», 43 Lenin Street, Orel, Russia, Tel.: (4862) 43-18-96;

Ryazan subsidiary of OJSC «CenterTelecom», 43 Shchedrina Street, Ryazan, Russia, Tel.: (4912) 27-22-05;

Smolensk subsidiary of OJSC «CenterTelecom», 6 Oktyabrskoy Revolyutsy Street, Smolensk, Russia, Tel.: (4812) 68-31-76;

Tambov subsidiary of OJSC «CenterTelecom», 2-v Astrakhanskaya Street, Tambov, Russia, Tel.: (4752) 75-05-88;

Tver subsidiary of OJSC «CenterTelecom», 24 Novotorzhskaya Street, Tver, Russia, Tel.: (4822) 32-37-17;

Tula subsidiary of OJSC «CenterTelecom», 33a Lenin Prospekt, Tula, Russia, Tel.: (4872) 21-73-51;

Upper Volga subsidiary of OJSC «CenterTelecom», 22 Komsomolskaya Street, Yaroslavl, Russia, Tel.: (4852) 73-24-40, (4932) 47-13-36, (4942) 62-10-23;

and on the Company's website: www.centertelecom.ru in English and Russian.

IV. To approve the following procedure for informing of the Company's shareholders about the holding of the Annual General Shareholders Meeting:

- *Information about holding of the Annual General meeting of the Company's Shareholders should be published in «Rossiyskaya gazeta» not later than May 27, 2006.*
- *Additional notice on holding of the Annual General Shareholders Meeting should be sent to the persons entitled to participate in the Annual General Meeting of the Company's Shareholders simultaneously with the ballot papers for voting on all the issues of the agenda.*

V. To approve the text of the Notice about holding of the Annual General Shareholders Meeting.

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev

Seal

3.2. Date: May 25, 2006.

Сообщение о сведениях,

которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТЫХ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИЯХ:

Определение перечня информации (материалов), предоставляемой акционерам при подготовке к проведению годового общего собрания акционеров, и порядка ее предоставления.

О порядке сообщения акционерам о проведении годового общего собрания акционеров, о тексте сообщения акционерам о проведении годового общего собрания акционеров.

2.1.Дата проведения заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***24 мая 2006 года.***

2.2.Дата составления и номер протокола заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***25 мая 2006 года, протокол № 29.***

2.3.Содержание решений, принятых советом директоров акционерного общества:

I. Утвердить следующий перечень информации (материалов), предоставляемой акционерам при подготовке к проведению годового общего собрания акционеров:

1. ***Годовой отчет Общества за 2005 год.***
2. ***Годовая бухгалтерская отчетность за 2005 год.***
3. ***Заключение ревизионной комиссии Общества по результатам проверки финансово-хозяйственной деятельности Общества, годовой бухгалтерской отчетности Общества и достоверности данных, содержащихся в годовом отчете и годовой бухгалтерской отчетности Общества за 2005 год.***
4. ***Заключение аудитора Общества по результатам проверки годовой бухгалтерской отчетности за 2005 год.***
5. ***Выписка из протокола комитета по аудиту с оценкой заключения аудитора Общества.***
6. ***Рекомендации Совета директоров Общества по распределению прибыли, в том числе по размеру дивиденда по акциям Общества и порядку его выплаты, и убытков Общества по результатам финансового года;***
7. ***Проект изменений и дополнений в Устав Общества. Проект Устава Общества в новой редакции.***
8. ***Проект изменений и дополнений в Положение о Совете директоров Общества. Проект Положения о Совете директоров Общества в новой редакции.***
9. ***Проект изменений и дополнений в Положение об общем собрании акционеров Общества. Проект Положения об общем собрании акционеров Общества в новой редакции.***

10. *Проект изменений и дополнений в Положение о Ревизионной комиссии Общества. Проект Положения о Ревизионной комиссии Общества в новой редакции.*
11. Выписки из протоколов заседаний Совета директоров Общества по вопросам подготовки годового общего собрания акционеров.

12. Сведения о кандидатах в:

- *Совет директоров Общества;*
- *Ревизионную комиссию Общества.*

13. Сведения о кандидатуре аудитора Общества.

14. Проекты решений годового общего собрания акционеров.

15. Информация об акционерах, направивших предложения в повестку дня годового общего собрания акционеров Общества.

16. Письменные согласия кандидатов баллотироваться в органы управления и контроля Общества или сведения об отсутствии согласия кандидатов.

II. Обеспечить подготовку информационного материала в срок не позднее 27 мая 2006г.

III. Предоставить лицам, имеющим право на участие в общем собрании акционеров, возможность ознакомления с информацией (материалами) с 27 мая 2006 г. по следующим адресам:

г. Химки, Московской области, ул.Пролетарская, дом 23, ком.111, тел. (495) 572-73-48, 573-33-20 ОАО «ЦентрТелеком»;

г. Москва, Дегтярный пер., дом 6, стр.2, ком. 402; тел. (495) 793-23-58, 793-23-83, 793-26-54 ОАО «ЦентрТелеком»;

г. Москва, улица Народного Ополчения, дом 29, корп. 2., тел. (495) 793-22-01 ОАО «ЦентрТелеком» - Московский филиал ОАО «ЦентрТелеком»;

г. Белгород, Соборная площадь, дом 3, тел. (4722) 35-03-22 – Белгородский филиал ОАО «ЦентрТелеком»;

г. Брянск, площадь Карла Маркса, дом 9, тел. (4832) 72-15-75 – Брянский филиал ОАО «ЦентрТелеком»;

г. Владимир, улица Горького, дом, 42., тел. (4922) 35-33-50 – Владимирский филиал ОАО «ЦентрТелеком»;

г. Воронеж, Проспект революции, дом 35, тел. (4732) 53-34-73 – Воронежский филиал ОАО «ЦентрТелеком»;

г. Калуга, улица Театральная, дом 38, тел. (4842) 79-62-05 - Калужский филиал ОАО «ЦентрТелеком»;

г. Курск, Красная площадь, дом 8, тел. (4712) 55-40-42 - Курский филиал ОАО «ЦентрТелеком»;

г. Липецк, улица Терешковой, дом 35а, тел. (4742) 38-12-48 - Липецкий филиал ОАО «ЦентрТелеком»;

г. Орел, улица Ленина, дом 43, тел. (4862) 43-18-96 - Орловский филиал ОАО «ЦентрТелеком»;

г. Рязань, улица Щедрина, дом 43, тел. (4912) 27-22-05 - Рязанский филиал ОАО «ЦентрТелеком»;

г. Смоленск, ул. Октябрьской революции, д.6, тел. (4812) 68-31-76 - Смоленский филиал ОАО «ЦентрТелеком»;

г. Тамбов, улица Астраханская, дом 2-в, тел. (4752) 75-05-88 - Тамбовский филиал ОАО «ЦентрТелеком»;

г. Тверь, улица Новоторжская, дом 24, тел. (4822) 32-37-17 - Тверской филиал ОАО «ЦентрТелеком»;

г. Тула, Проспект Ленина, дом 33а, тел. (4872) 21-73-51 - Тульский филиал ОАО «ЦентрТелеком»;

г. Ярославль, улица Комсомольская, дом 22, тел. (4852) 73-24-40, (4932) 47-13-36, (4942) 62-10-23 - Верхневолжский филиал ОАО «ЦентрТелеком»;

на сайте Общества в сети Интернет по адресу: www.centertelecom.ru. на русском и английском языках.

IV. Утвердить следующий порядок сообщения акционерам Общества о проведении годового общего собрания акционеров:

- *Сообщение о проведении годового общего собрания акционеров Общества опубликовать в «Российской газете» не позднее 27 мая 2006 года.*

- *Дополнительно сообщение о проведении годового общего собрания акционеров направить одновременно с бюллетенями для голосования по всем вопросам повестки дня лицам, имеющим право на участие в годовом общем собрании акционеров Общества.*

V. Утвердить текст Сообщения о проведении годового общего собрания акционеров.

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата «25» мая 2006г.		

Прошито, пронумеровано
на ___3___ листах
и скреплено печатью

Генеральный директор
ОАО «ЦентрТелеком»